Insurance Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
+4%
596
929
619
929
605
295
358
233
261
260
146
399
243
534
186
155
172
143
134
159
3Q12
4Q12
1Q13
2Q13
3Q13

- 3Q13 insurance sales of $605 million, up 4% versus 3Q12:
  - Asia sales declined 4% as higher sales in Hong Kong and Other Asia[3] were more than offset by lower corporate product sales in Japan
  - In Canada, although Individual Insurance annualized premium sales were 8% lower than the prior year, Group Benefits drove an increase of 27% in total insurance sales
  - U.S. sales were largely in line with prior year and reflect improved product mix

Wealth Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
+34%
8,229
10,439
12,423
13,718
11,299
1,084
2,114
2,478
3,100
1,314
2,314
2,507
2,886
3,085
3,058
4,831
5,818
7,059
7,533
6,927
3Q12
4Q12
1Q13
2Q13
3Q13

- 3Q13 wealth sales of $11.3 billion, up 34% versus 3Q12:
  - Asia wealth sales up 21% with double digit growth across most territories
  - Canadian wealth sales up 32%, driven by strong mutual fund deposits and higher new loan volumes
  - U.S. wealth sales up 37% driven by strong mutual fund sales, partly offset by lower 401(k) sales

MLI's[4] Regulatory Capital Ratio

Minimum Continuing Capital and Surplus Requirements Ratio (MCCSR) (%)

204
211
217
222
229
3Q12
4Q12
1Q13
2Q13
3Q13

- MLI ended 3Q13 with an MCCSR ratio of 229%, up 7 points from 2Q13, largely reflecting:
  - Lower segregated fund required capital driven by favourable markets and the annual actuarial review
  - Strong reported earnings

Total Invested Assets

Canadian $230 billion carrying value as of September 30, 2013

Fixed Income & Other
Alternative Long-Duration Assets
Public Equities
Private Placement Debt 9%
Securitized MBS/ABS 1%
Mortgages 16%
Cash & Short-Term Securities 6%
Policy Loans 3%
Bank Loans 1%
Other 1%
Real Estate 4%
Power & Infrastructure 1%
Timberland & Farmland 1%
Government Bonds 23%
Corporate Bonds 26%
Public Equities 6%
Oil & Gas 1%
Private Equity & Other 1%

Fixed Income
- 86% of the total portfolio is Fixed Income, of which 96% is Investment Grade

Alternative Long-Duration Assets
- Diversified by asset class and geography
- Historically generated enhanced yields without having to pursue riskier fixed income strategies

Public Equities
- Diversified by industry and geography
- Primarily backing participating or pass-through liabilities

Equity Market Sensitivity[5]

% of underlying sensitivity

Net unhedged
Offset by hedging programs
22%
78%
78% Hedged
2014 goal:
>75% hedged

- Estimated impact of 10% equity market decline:
  - Range of $(300) million to $(470) million impact to earnings
  - (4) pts to MLI's MCCSR ratio
  - 66% - 78% of underlying earnings sensitivity to equity market changes now hedged

Interest Rate Sensitivity[5]

Canadian $ in billions

2014 goal:
< $1.1 billion
0.6
0.4
0.6
0.5
0.6
3Q12
4Q12
1Q13
2Q13
3Q13

- Estimated impact of 1% parallel decline in interest rates (excluding AFS bond offset):
  - $(600) million impact to earnings
  - (14) pts to MLI's MCCSR ratio

[1]Non-GAAP measure. See "Performance and Non-GAAP Measures" in section F1 of the third quarter 2013 press release. [2]All sales and P&D growth figures stated on a constant currency basis, a Non-GAAP measure. See "Performance and Non-GAAP Measures" in section F1 of the third quarter 2013 press release. [3]Other Asia excludes Japan, Hong Kong and Indonesia. [4]MLI refers to the Manufacturers Life Insurance Company. [5]Earnings sensitivity to equity markets is defined by the impact of a 10 per cent decline in the market value of equity funds on the net income attributed to shareholders. Earnings sensitivity to interest rates is defined by the impact of a one per cent parallel decline in interest rates on the net income attributed to shareholders. Please refer to "Caution related to sensitivities" on Section D3 of the third quarter 2013 press release.

 Manulife Financial Corporation – Third Quarter 2013

MESSAGE TO SHAREHOLDERS

We are making real tangible progress against our longer-term objectives.  Insurance sales increased modestly, but most importantly, were accompanied by much higher margins; wealth sales were extremely positive across the board.  Strong net wealth flows contributed to the 20th consecutive quarter of record funds under management, and institutional advisory assets under management increased 30 per cent over the same quarter last year.  Our capital ratio was further strengthened by seven points in the third quarter to 229 per cent.

In the third quarter of 2013, we reported net income attributed to shareholders of $1,034 million, compared to a net loss of $211 million in the third quarter of 2012.  We generated core earnings of $704 million compared with $570 million in the third quarter of 2012. Fully diluted core earnings per common share (“Core EPS”) were $0.36 and core return on common shareholders’ equity (“Core ROE”) was 11.3 per cent.   As we predicted last quarter, a number of items with unusual timing reversed themselves this quarter, contributing to the increase in net income.  Investment performance also made a significant contribution.  Our core earnings give an indication of the underlying earnings capacity of the business going forward.

The overall plan is unfolding extremely well and we made substantive progress on our growth strategies in the third quarter of 2013.

•
Developing our Asian opportunity to the fullest – Double digit growth in wealth sales over the third quarter of 2012; maintained leading position in net cash flows in the Mandatory Provident Fund in Hong Kong. While insurance sales were below the same quarter last year, we have seen good momentum building in both Hong Kong and Japan in September and expect this to carry forward to the fourth quarter.

•
Growing our wealth and asset management businesses in Asia, Canada, and the U.S. – Strong net wealth flows contributed to the 20th consecutive quarter of record funds under management; institutional advisory assets under management increased 30 per cent over the same quarter last year.

•
Continuing to build our balanced Canadian franchise – Mutual fund assets under management increased 29 per cent over the same quarter in the prior year, double the industry growth rate; double digit growth in our group pension business; strong new loan volume growth at Manulife Bank; first company in Canada to be licensed to administer the new federal Pooled Registered Pension Plans (PRPP); launched RetirementPlus, an innovative new segregated fund product; and expanded our travel insurance business through a transaction with RBC Insurance.

•
Continuing to grow higher ROE, lower risk U.S. businesses – Robust mutual fund sales were nearly double the third quarter of 2012; solid insurance sales with improved new business mix; and rebranded mutual fund business to John Hancock Investments and broker-dealer network to Signator Investors.  Sales in the U.S. 401(k) business declined as a result of lower plan turnover and competitive pressures but we received additional commitments on the new mid-market 401(k) platform.

We are very pleased to see our strategy unfolding into strong operating results.  We are confident that our growth strategies will continue to yield results for our shareholders and position us to achieve our long-term goals.

Donald A. Guloien
President and Chief Executive Officer

 Manulife Financial Corporation – Third Quarter 2013

SALES AND BUSINESS GROWTH

Asia Division

Our insurance sales were disappointing in the third quarter of 2013, flat compared to the prior quarter and down four per cent year-over-year, largely due to lower corporate product sales in Japan. However, we did see good momentum building in both Hong Kong and Japan in September, and we expect this to carry forward to the fourth quarter1. Our third quarter wealth sales increased by 21 per cent over the third quarter of 2012, and were down as expected from our sales in the second quarter of 2013 as we had fewer fund launches during the third quarter. We remain confident in the long-term trends of our wealth strategy.

Asia Division third quarter 2013 insurance sales of US$251 million were four per cent lower than the same quarter of 2012 primarily due to lower corporate product sales in Japan following pricing actions in the fourth quarter of 2012. All insurance sales growth percentages quoted below are based on third quarter 2013 versus third quarter 2012, unless stated otherwise.

•	Japan insurance sales of US$95 million decreased by 20 per cent primarily due to the pricing actions discussed above, partly offset by contributions from new product launches.

•	Hong Kong insurance sales of US$59 million were up seven per cent driven by growth in our agency force and higher par and critical illness product sales.

•	Indonesia insurance sales of US$27 million were consistent with last year as the 44 per cent growth in Bank Danamon sales was offset by lower sales from other bank partners.

•
Asia Other insurance sales (Asia excluding Japan, Hong Kong and Indonesia) of US$70 million increased 13 per cent driven by strong universal life product sales in Singapore and higher agency sales in Vietnam.

Third quarter 2013 wealth sales of US$1.3 billion were 21 per cent higher than the third quarter of 2012.  Sales growth percentages quoted below are based on third quarter 2013 versus third quarter 2012, unless stated otherwise.

•	Japan wealth sales were US$226 million, an increase of 60 per cent, driven by higher sales of the Strategic Income Fund, launched in the fourth quarter of 2012.

•
Hong Kong wealth sales of US$243 million, an increase of 46 per cent, continued to benefit from higher Pension sales following the launch of the Mandatory Provident Fund’s new Employee Choice Arrangement late last year.

•	Indonesia wealth sales of US$137 million decreased by 12 per cent due to lower single premium unit-linked product sales from the bank channel, partly offset by higher pension sales.

•
Asia Other wealth sales of US$659 million were up 14 per cent driven by higher mutual fund sales in Taiwan and the continued success of single premium unit-linked product sales in the Philippines, partly offset by lower mutual fund sales in China. Record sales in Malaysia, boosted by the launch of a new bond fund and a new single premium unit-linked product through our expanded bank distribution, also contributed.

Asia Division continues to execute on our longer-term growth strategy by expanding agency and bank channel distribution capacity.  Contracted agents stood at approximately 54,600 as at September 30, 2013, a six per cent increase from September 30, 2012, with double digit growth in Indonesia and Vietnam. Bank channel sales, expressed as total annualized insurance and wealth premium equivalent (“APE”) basis sales2, decreased by 11 per cent primarily due to lower term and whole life product sales in Japan following pricing actions last year.

Canadian Division

We made progress across all our diverse business lines in the third quarter.  We have strong momentum in both Manulife Mutual Funds and Group Retirement Solutions.  Our market leadership continued and we were the first company in Canada licensed by the Office of the Superintendent of Financial Institutions to administer the new federal Pooled Registered Pension Plans which are expected to be available for sale in certain provinces in 2014.  We launched our innovative RetirementPlus, the next step in the evolution of our segregated fund product portfolio.  Manulife Bank reported growth in new loan production and Group Benefits continued to produce strong results with solid sales growth in key markets. Individual Insurance sales continued to reflect the impact of deliberate product re-positioning.  We also expanded our travel insurance business through a transaction with RBC Insurance Company of Canada.

Individual wealth management sales of $2.8 billion for the third quarter of 2013 increased 33 per cent compared with the third quarter of 2012, driven by continued strong momentum in mutual funds and higher new loan volumes in Manulife Bank.

•
Manulife Mutual Funds gross deposits of $1.5 billion in the third quarter were more than 70 per cent higher than in the third quarter of 2012. We continue to leverage our global asset management expertise, driving strong fund performance across a diverse global platform.  At September 30, 2013, Manulife Mutual Funds offered 19 Four- or Five- Star Morningstar3 rated mutual funds.  Record year-to-date net sales, in combination with favourable market performance, drove assets under management to a record $25.3 billion, up 29 per cent from September 30, 2012, double the industry growth rate4.

1	See “Caution regarding forward-looking statements” below.

2	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

4	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada (IFIC).

 Manulife Financial Corporation – Third Quarter 2013

•
Manulife Bank’s net lending assets were a record $18.5 billion, an increase of nine per cent from the third quarter of 2012, which outpaced industry growth5 and reflects good retention and strong new lending volumes. Third quarter new loan production of $1.3 billion increased 14 per cent from the third quarter of 2012.

•
Variable annuity sales were $313 million, 32 per cent lower than the third quarter of 2012, reflecting the evolution of our product strategy. During the quarter, we launched Manulife RetirementPlus, an innovative, flexible retirement savings and income solution which customers can personalize to meet their retirement needs.  Fixed product sales were $108 million in the third quarter, up significantly from third quarter 2012, reflecting more competitive rate positioning.

Individual Insurance third quarter 2013 annualized premium sales were $61 million or eight per cent lower than the same period in 2012 as we continue to focus on products with more favourable risk profiles.  Third quarter single premium sales of $90 million were 11 per cent higher than third quarter 2012 sales driven by growth in travel insurance.

In our Group businesses, Group Benefits sales were $116 million for the third quarter of 2013, an increase of 63 per cent compared with the third quarter of 2012 and Group Retirement Solutions sales of $273 million were 23 per cent higher than the same period last year.  According to the most recently published industry information, Group Benefits continued to lead the industry in sales in the second quarter of 20136.

U.S. Division

The U.S. Division (formerly John Hancock Mutual Funds) reported another strong quarter of operating results and we are executing well in all of our businesses.  Robust sales in John Hancock Investments contributed to record funds under management in the Wealth Management businesses.  On the insurance front, we continued to record strong sales in our repriced, lower risk insurance products. We also increased the number of Signator agents, expanded our expertise in wealth management products, and strengthened our geographic presence in the western and northern parts of the United States through the acquisition of Symetra Investment Services in October.

Wealth Management third quarter 2013 sales were US$6.7 billion, an increase of 37 per cent compared with the same quarter of the prior year.

•
John Hancock Investments (“JH Investments”) third quarter 2013 sales of US$5.8 billion increased 87 per cent compared with our third quarter 2012 results, and included increases across all distribution channels. Sales were driven by a strong product lineup which leverages our manager-of-managers investment model, strong distribution partnerships, improved productivity of the sales force, and a shift in investor money back to equity funds.  At September 30, 2013, JH Investments offered 26 Four- or Five-Star Morningstar rated equity and fixed income mutual funds. JH Investments redemption rates remained below the industry average, contributing to its eighth consecutive quarter of positive net sales7 . These sales and retention results propelled funds under management as at September 30, 2013 to a record high of US$56 billion, a 38 per cent increase from September 30, 2012.

•
John Hancock Retirement Plan Services third quarter sales were US$870 million, a decrease of 43 per cent compared with third quarter 2012 results, driven in part by lower plan turnover in the market. Funds under management grew to a record US$79 billion as at September 30, 2013, a 12 per cent increase from September 30, 2012. Our recently launched “Enterprise” product (a mutual fund offering geared toward the mid-market) continues to gain traction.  Enterprise sales commitments now total approximately US$100 million.

•
The John Hancock Lifestyle and Target Date funds had assets under management of US$86.7 billion as at September 30, 2013, an eight per cent increase over September 30, 2012, and we were the fourth largest manager of assets in the U.S. for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products as of September 30, 20138.  In the third quarter of 2013, new deposits included US$484 million of JH Investments sales and US$2.0 billion of deposits from our 401(k) products.

Overall U.S. Insurance sales of US$154 million for the third quarter of 2013 were in line with the same period in the prior year but continued to include a higher proportion of sales from products with higher margins and more favourable risk profiles.

•
John Hancock Life (“JH Life”) sales of US$139 million were relatively flat compared with the third quarter of 2012. The business generated strong sales of the Protection universal life (“UL”) and Indexed UL products, driven by growing market acceptance of these products as alternatives to No-Lapse Guarantee.  This offset lower sales compared to the prior year of Corporate Owned Life Insurance which can vary significantly by quarter. JH Life also launched a new Survivorship Indexed Universal Life product in the third quarter, which complements its single life offering, Protection Indexed Universal Life, by offering survivorship protection.

•	John Hancock Long-Term Care sales of US$15 million in the third quarter of 2013 grew 15 per cent compared with the same period in 2012, as a key competitor pulled back in the market.

Manulife Asset Management
General Fund investment results were very strong in the third quarter 2013. We were pleased with the favourable returns from our timber, agricultural and private equity investments, part of our alternative long-duration asset portfolio where we have significant investment management expertise and a history of strong performance. Our credit experience continues to outperform, with Q3 marking the tenth quarter out of the last twelve quarters where we met or exceeded our pricing assumptions.  This quarter, we also reported reinvestment gains from the redeployment of government securities into higher yielding assets and the completion of planned asset allocation activities that enhanced surplus liquidity and resulted in better asset-liability matching in the respective liability segments.”

Strong, long-term investment performance continues to be a differentiator for Manulife Asset Management; we reported strong results, with all asset classes outperforming quarterly, and on a 1, 3, and 5-year basis.

Assets managed by Manulife Asset Management (“MAM”) were $265 billion as at September 30, 2013, an increase of $3 billion from June 30, 2013.  At September 30, 2013, MAM had a total of 60 Four-and Five-Star Morningstar rated funds, in line with June 30, 2013.

5	As per McVay and Associates, The Personal Banking Product Market Share, August 2013.

6	Based on quarterly LIMRA industry sales reports as at June 30, 2013.

7
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the Intermediary-Sold channel. Figures exclude money market and 529 share classes.

8	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

 Manulife Financial Corporation – Third Quarter 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 7, 2013, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2012 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2012 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Third quarter highlights	1.	Regulatory, actuarial and accounting risks
2.	Other items of note	2.	Variable annuity and segregated fund guarantees
		3.	Caution related to sensitivities
B	FINANCIAL HIGHLIGHTS	4.	Publicly traded equity performance risk
1.	Third quarter earnings analysis	5.	Interest rate and spread risk
2.	Premiums and deposits
3.	Funds under management	E	ACCOUNTING MATTERS AND CONTROLS
4.	Capital	1.	Critical accounting and actuarial policies
5.	U.S. GAAP results	2.	Actuarial methods and assumptions
		3.	Sensitivity of policy liabilities to updates to assumptions
C	PERFORMANCE BY DIVISION	4.	Accounting and reporting changes
1.	Asia	5.	Quarterly financial information
2.	Canadian	6.	Change in internal control over financial reporting
3.	U.S.	7.	Audit Committee
4.	Corporate and Other
		F	OTHER
		1.	Quarterly dividend
		2.	Outstanding shares
		3.	Performance and Non-GAAP measures
		4.	Key planning assumptions and uncertainties
		5.	Caution regarding forward-looking statements

Manulife Financial Corporation - Third Quarter 2013

A         OVERVIEW

A1	Third quarter highlights

Net income attributed to shareholders was $1,034 million in the third quarter of 2013 compared with a loss of $211 million in the third quarter of 2012.

Third quarter 2013 earnings included core earnings of $704 million, $491 million favourable investment-related experience (in addition to the $52 million included in core earnings) and market-related factors of $94 million, partly offset by a charge of $252 million related to the annual review of actuarial methods and assumptions.

The third quarter of 2012 results included $570 million of core earnings and $365 million of favourable investment-related experience, in excess of the amount reported in core earnings.  These items were more than offset by a charge of $1.0 billion related to the annual review of actuarial methods and assumptions and a $200 million charge for goodwill impairment.

Net income attributed to shareholders for the nine months ended September 30, 2013 was $1,833 million as compared to $733 million for the first nine months of 2012.

Core earnings increased $134 million compared to the third quarter 2012.  The increase reflects improved new business margins on our insurance businesses, higher fee income as a result of the growth of our wealth management businesses, improved policyholder claims experience, a higher release of tax provisions from the closure of prior years’ tax filings and lower hedging costs.

Total investment-related experience was $543 million, of which $52 million was included in core earnings.  The experience included $284 million primarily attributable to favourable returns from our timber, agriculture and private equity assets; gains from the redeployment of government securities into higher yielding assets; and continued excellent credit experience.  In addition, we reported net gains of $259 million related to planned asset allocation activities that enhanced surplus liquidity and resulted in better asset-liability matching in the respective liability segments.

Market-related factors of $94 million consisted of a $306 million gain related to the direct impact of equity markets and variable annuity guarantees that are dynamically hedged, partially offset by charges of $212 million related to the direct impact of interest rates.

The annual review of actuarial methods and assumptions was completed in the third quarter, resulting in a total net charge of $252 million.  The net charge included:

•
a $530 million charge related to lapse and policyholder behavior assumption changes.  This included updates to John Hancock Insurance premium persistency assumptions for universal life and variable universal life products as well as lapse and policyholder behavior assumptions across insurance and variable annuity businesses, primarily in Canada and in Japan.

•
a $12 million charge due to the John Hancock Long-Term Care (“JH LTC”) triennial review. The net amount includes charges related to updated mortality and morbidity assumptions, offset by the updated assumptions related to the previously filed in-force rate increases as a result of the 2010 review, refinements to the future tax reserve methodology and more favourable lapse assumptions.  As a result of the mortality and morbidity experience review, additional in-force rate increases will be filed for and the estimated benefit of these are included in the net charge.

This was partly offset by:
•
a $203 million increase in earnings from the annual update to the market based parameters used in the stochastic valuation of our segregated fund business, mostly related to the impacts of foreign exchange and bond fund parameter updates.  The bond fund parameters review includes updates to interest rates and volatility assumptions.  The impact of interest rate movements between the last review effective March 31, 2012 and March 31, 2013 led to a charge, which was more than offset by the impact of the increase in interest rates in the second quarter of 2013. Effective in the third quarter 2013, bond fund parameters are updated quarterly, and the impact is reported in the direct impact of equity markets and interest rates.

•
an $87 million net increase in earnings from other changes to actuarial methods and assumptions which includes the favourable impact of refinements related to the projection of asset and liability cash flows, partially offset by updates to mortality and morbidity assumptions on business other than JH LTC.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 229 per cent compared with 222 per cent at the end of the second quarter of 2013.  This seven point increase was driven in part by lower required capital on segregated funds, as a result of both higher equity markets and changes to the assumptions used in the required capital calculation consistent with the third quarter changes in actuarial assumptions.  Third quarter earnings also contributed to the increase.

Insurance sales9 of $605 million in the third quarter of 2013 increased four per cent10 compared with the third quarter of 2012. Insurance sales in Asia declined four per cent due to lower corporate product sales in Japan partially offset by increased sales in Hong Kong and Other Asia.  In Canada, although Individual Insurance annualized premium sales were eight per cent lower than the prior year, sales in Group Benefits drove an increase of 27 per cent in total insurance sales compared with third quarter 2012.  In the U.S., insurance sales were in line with the prior year but reflected a more favourable product mix.

Wealth sales were $11.3 billion in third quarter 2013, an increase of 34 per cent compared with the third quarter of 2012. Asia wealth sales increased by 21 per cent with strong double-digit growth across most territories.  In Canada, strong growth in mutual fund deposits and bank lending volumes contributed to a 32 per cent increase in wealth sales.  U.S. Division’s wealth sales rose 37 per cent as mutual fund sales nearly doubled, but were partially offset by a 43 per cent decline in Retirement Plan Services sales driven in part by lower plan turnover in the market.

A2	Other items of note

We noted in our second quarter report that we expected that the impact of a number of positive one-time items in the second half of the year, when offset with the third quarter review of actuarial assumptions, would result in an amount that would not be substantial in either direction.

In the third quarter, the $259 million investment experience related to the asset allocation activities that enhanced surplus liquidity and resulted in better asset-liability matching in the liability segments and the $252 million charge related to the review of actuarial assumptions, net to a positive $7 million.

9	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
10
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis.  Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation - Third Quarter 2013

In the fourth quarter, we will be completing our review of our modeling of future tax cash flows for our U.S. Variable Annuity business and we expect that this could result in a charge to earnings.  The amount is dependent upon the potential implementation of changes to the investment objectives of separate accounts that support our Variable Annuity products, which require policyholder approval.  Separately, as previously announced, we expect the sale of our Taiwan insurance business to close in the fourth quarter or early 2014, subject to regulatory approvals.  We expect the net impact of all these items, if completed, would be neutral to positive11.

B         FINANCIAL HIGHLIGHTS

	Quarterly Results			YTD Results
C$ millions, unless otherwise stated unaudited	3Q 2013	2Q 2013	(restated)(1) 3Q 2012	2013	(restated)(1) 2012
Net income (loss) attributed to shareholders	$1,034	$259	$(211)	$1,833	$733
Preferred share dividends	(33)	(32)	(31)	(97)	(83)
Common shareholders’ net income (loss)	$1,001	$227	$(242)	$1,736	$650
Reconciliation of core earnings to net income (loss) attributed to shareholders:
Core earnings(2)	$704	$609	$570	$1,932	$1,695
Investment-related experience in excess of amounts included in core earnings	491	(97)	365	491	628
Core earnings plus investment-related experience in excess of amounts included in core earnings	$1,195	$512	$935	$2,423	$2,323
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	94	(242)	34	(255)	(664)
Changes in actuarial methods and assumptions, excluding URR	(252)	(35)	(1,006)	(356)	(994)
Other items(3)	(3)	24	(174)	21	68
Net income (loss) attributed to shareholders	$1,034	$259	$(211)	$1,833	$733
Basic earnings (loss) per common share (C$)	$0.54	$0.12	$(0.13)	$0.95	$0.36
Diluted earnings (loss) per common share (C$)	$0.54	$0.12	$(0.13)	$0.94	$0.36
Diluted core earnings per common share (C$)(2)	$0.36	$0.31	$0.29	$0.99	$0.87
Return on common shareholders’ equity (“ROE”) (%)	16.8%	3.9%	(4.4)%	10.1%	4.0%
Core ROE (%)(2)	11.3%	10.0%	9.9%	10.6%	9.8%
U.S. GAAP net income (loss) attributed to shareholders(2)	$148	$(692)	$481	$(889)	$2,320
Sales(2) Insurance products	$605	$929	$596	$2,153	$2,420
Wealth products	$11,299	$13,718	$8,229	$37,440	$25,501
Premiums and deposits(2) Insurance products	$6,057	$6,321	$5,597	$18,380	$17,592
Wealth products	$14,645	$17,358	$11,149	$48,334	$33,781
Funds under management (C$ billions)(2)	$575	$567	$514	$575	$514
Capital (C$ billions)(2)	$31.1	$30.8	$28.0	$31.1	$28.0
MLI’s MCCSR ratio	229%	222%	204%	229%	204%

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(3)	For a more detailed description see Section B1 below.

11	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation - Third Quarter 2013

B1         Third quarter earnings analysis

The table below reconciles the third quarter 2013 core earnings of $704 million to the reported net income attributed to shareholders of $1,034 million.

C$ millions, unaudited	3Q 2013	2Q 2013	(restated)(1)3Q 2012
Core earnings (losses)(2)
Asia Division	$242	$226	$230
Canadian Division	268	225	229
U.S. Division	361	343	288
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(135)	(105)	(103)
Expected cost of macro hedges(3)	(84)	(128)	(124)
Investment-related experience in core earnings(4)	52	48	50
Core earnings	$704	$609	$570
Investment-related experience in excess of amounts included in core earnings(4)	491	(97)	365
Core earnings plus investment-related experience in excess of amounts included in core earnings	$1,195	$512	$935
(Charges) gains on direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged (see table below)(5)	94	(242)	34
(Charges) gains from changes in actuarial methods and assumptions, excluding URR	(252)	(35)	(1,006)
Impact of the enactment of tax rate changes in Canada(6)	(3)	50	-
Restructuring charge related to organizational design(7)	-	(26)	-
Goodwill impairment charge	-	-	(200)
Favourable impact of major reinsurance transactions	-	-	26
Net income (loss) attributed to shareholders	$1,034	$259	$(211)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
The third quarter 2013 net loss from macro equity hedges was $329 million and consisted of a $84 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $245 million because actual markets outperformed our valuation assumptions (included in direct impact of equity markets and interest rates below).

(4)
As outlined under Critical Accounting and Actuarial Policies, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”).  Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions.

(5)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including a quarterly URR update for North America, starting in Q1 2013, and for Japan, starting in Q3 2013, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of available-for-sale (“AFS”) bonds and derivative positions in the surplus segment.  See table below for components of this item.

(6)	Primarily reflects the impact on our deferred tax asset position of Canadian provincial tax rate changes.

(7)	The restructuring charge is related to additional severance, pension and consulting costs for the Company’s Organizational Design project, which was completed in Q2 2013.

Manulife Financial Corporation - Third Quarter 2013

The gain (charge) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged in the table above is attributable to:

C$ millions, unaudited	3Q 2013	2Q 2013	3Q 2012
Variable annuity guarantee liabilities that are dynamically hedged(1)	$160	$30	$122
Variable annuity guarantee liabilities that are not dynamically hedged	306	75	298
General fund equity investments supporting policy liabilities and on fee income(2)	85	(70)	55
Macro equity hedges relative to expected costs(3)	(245)	(231)	(86)
Direct impact of equity markets and variable annuity guarantees that are dynamically hedged(4)	$306	$(196)	$389
Fixed income reinvestment rates assumed in the valuation of policy liabilities(5)	(77)	151	(330)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(72)	(127)	(25)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(6)	(63)	(70)	-
Direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged	$94	$(242)	$34
Direct impact of equity markets and interest rates	$(66)	$(272)	$(88)

(1)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in the third quarter of 2013 was mostly because our equity fund results outperformed indices and there was a gain on the release of provision for adverse deviation associated with more favourable equity markets.  See the Risk Management section of the MD&A in our 2012 Annual Report.

(2)	The impact on general fund equity investments supporting policy liabilities and on fee income includes the capitalized impact on fees for variable universal life policies.

(3)	As described in the previous chart, we incurred a charge of $245 million because actual markets outperformed our valuation assumptions.

(4)
In the third quarter of 2013, gross equity exposure gains of $1,018 million were partially offset by gross equity hedging charges of $245 million from macro hedge experience and charges of $467 million from dynamic hedging experience which resulted in a gain of $306 million.

(5)	The charge in the third quarter of 2013 for fixed income reinvestment assumptions was driven by the increase in Canadian swap spreads and the decrease in U.S. corporate spreads.

(6)	Beginning with the first quarter of 2013, the URR impact is calculated on a quarterly basis, whereas in 2012 it was calculated on an annual basis in the second quarter.

B2           Premiums and deposits12

Premiums and deposits for insurance products were $6.1 billion in the third quarter of 2013, an increase of nine per cent, on a constant currency basis, compared with the third quarter of 2012.  Premiums and deposits for wealth products were $14.6 billion in the third quarter of 2013, an increase of $3.5 billion or 27 per cent on a constant currency basis, compared with the third quarter of 2012.

B3         Funds under management12

Funds under management as at September 30, 2013 were a record $575 billion, an increase of $61 billion, or 10 per cent, on a constant currency basis, compared with September 30, 2012.  The increase was largely attributed to $37 billion of favourable investment returns and $22 billion of net positive policyholder cashflows.

B4         Capital12

MFC’s total capital as at September 30, 2013 was $31.1 billion, an increase of $0.3 billion from June 30, 2013 and $3.1 billion from September 30, 2012. The increase from September 30, 2012 was primarily driven by net earnings of $2.9 billion, net capital issued of $0.6 billion and the $0.3 billion impact from favourable currency movements on translation of foreign operations, partially offset by cash dividends of $0.8 billion over the period.  As noted in Section A1 above, MLI’s MCCSR ratio closed the quarter at 229 per cent compared with 222 per cent at the end of the second quarter of 2013.

B5         U.S. GAAP results

Net income attributed to shareholders in accordance with U.S. GAAP for the third quarter of 2013 was $148 million, compared with net income attributed to shareholders of $1,034 million under IFRS.  The net income in accordance with U.S. GAAP included $498 million in charges with respect to our variable annuity business and macro hedges.  Under U.S. GAAP not all of the variable annuity business is accounted for on a mark-to-market basis and therefore, when markets are favourable, the losses on dynamic and macro hedges exceed the reduction in variable annuity policy liabilities and other equity exposures.

As we are no longer reconciling our financial results under IFRS and U.S. GAAP within our consolidated financial statements, net income attributed to shareholders in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net income attributed to shareholders in accordance with U.S. GAAP for the third quarter of 2013 follows, with major differences expanded upon below:

12	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation - Third Quarter 2013

C$ millions, unaudited
For the quarters ended September 30,	2013	(restated)(1) 2012
Net income (loss) attributed to shareholders in accordance with IFRS	$1,034	$(211)
Key earnings differences:
Variable annuity guarantee liabilities	$(635)	$(323)
Impact of mark-to-market accounting and investing activities on investment income and policy liabilities	(394)	258
New business differences including acquisition costs	(210)	(151)
Changes in actuarial methods and assumptions, excluding URR	175	431
Goodwill impairment charge	-	200
Other differences	178	277
Total earnings differences	$(886)	$692
Net income attributed to shareholders in accordance with U.S. GAAP	$148	$481

(1)
The 2012 IFRS results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Accounting for variable annuity guarantee liabilities

IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees.  The U.S. GAAP accounting results in an accounting mismatch between the hedge assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis.  Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability.  In the third quarter of 2013, we reported a net charge of $169 million (2012 – gain of $97 million) in our total variable annuity businesses under U.S. GAAP compared with a gain of $466 million under IFRS (2012 – gain of $420 million).  Under both accounting bases we reported charges on our macro hedging program of $329 million.

Investment income and policy liabilities

Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The third quarter 2013 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net gain of $416 million (2012 – gain of $115 million) compared with U.S. GAAP net realized gains and other investment-related gains of $22 million (2012 – gain of $373 million).

Differences in the treatment of acquisition costs and other new business items

Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

Changes in actuarial methods and assumptions

The charge recognized under IFRS from changes in actuarial methods and assumptions of $252 million in the third quarter of 2013 (2012 – charge of $1,006) compared to a charge of $77 million (2012 – charge of $575 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP13 as at September 30, 2013 was approximately $10 billion higher than under IFRS.  Of this difference, approximately $7 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS. The majority of the difference in equity between the two accounting bases as at September 30, 2013 arose from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

C$ millions, unaudited As at	September 30, 2013	(restated)(1) December 31, 2012
Total equity in accordance with IFRS	$26,881	$25,159
Differences in shareholders’ retained earnings and participating policyholders’ equity	7,050	9,715
Differences in accumulated other comprehensive income attributed to:
(i) Pension and other post-employment plans	(22)	(47)
(ii) AFS securities and other	2,549	5,670
(iii) Cash flow hedges	1,509	2,575
(iv) Translation of net foreign operations(2)	(1,230)	(1,457)
Differences in share capital, contributed surplus and non-controlling interests	188	240
Total equity in accordance with U.S. GAAP	$36,925	$41,855

(1)
The 2012 IFRS amounts were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	Reflects the net difference in the currency translation account after the reset to zero through retained earnings upon adoption of IFRS at January 1, 2010.

13	This term is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation - Third Quarter 2013

C         PERFORMANCE BY DIVISION

C1	Asia Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2013	2Q 2013	3Q 2012	3Q 2013	3Q 2012
Net income attributed to shareholders(1)	$480	$386	$491	$1,794	$1,287
Core earnings(1)	242	226	230	694	783
Premiums and deposits	3,218	5,138	2,944	12,824	9,058
Funds under management (billions)	80.1	79.3	76.2	80.1	76.2
U.S. dollars
Net income attributed to shareholders	$463	$378	$492	$1,761	$1,290
Core earnings	233	220	231	677	781
Premiums and deposits	3,099	5,024	2,958	12,553	9,036
Funds under management (billions)	77.9	75.4	77.5	77.9	77.5

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Asia Division’s net income attributed to shareholders was US$463 million for the third quarter of 2013 compared with US$492 million for the third quarter of 2012. The decrease was primarily related to the impact of equity markets and interest rates on variable annuity guarantee liabilities. Core earnings of US$233 million for the third quarter of 2013 increased US$2 million compared to the third quarter of 2012. Growth in in-force earnings and improved new business margins were mostly offset by US$26 million related to currency movements in comparison to the U.S. dollar.

Year-to-date net income attributed to shareholders was US$1,761 million compared with US$1,290 million for the same period of 2012.

Premiums and deposits for the third quarter of 2013 were US$3.1 billion, an increase of 13 per cent on a constant currency basis compared with the third quarter of 2012.  Premiums and deposits for insurance products of US$1.5 billion increased five per cent driven by in-force business growth, partly offset by lower increasing-term product sales in Japan.  Wealth management premiums and deposits of US$1.6 billion increased 21 per cent driven by higher Mandatory Provident Fund sales in Hong Kong, higher mutual fund sales in Japan and higher single premium unit-linked product sales in Asia Other territories.

Funds under management as at September 30, 2013 were US$77.9 billion, an increase of 11 per cent on a constant currency basis compared with September 30, 2012. Growth was driven by positive net policyholder cash flows of US$6.5 billion and favourable investment returns, partly offset by the negative impact of a weaker Japanese Yen.

C2         Canadian Division

	Quarterly results			YTD results
(C$ millions unless otherwise stated)	3Q 2013	2Q 2013	3Q 2012	3Q 2013	3Q 2012
Net income attributed to shareholders(1)	$414	$103	$378	$455	$918
Core earnings(1)	268	225	229	672	602
Premiums and deposits	4,901	5,661	4,160	15,897	13,451
Funds under management (billions)	138.8	135.8	131.1	138.8	131.1

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Canadian Division’s net income attributed to shareholders was $414 million for the third quarter of 2013 compared with $378 million for the third quarter of 2012. Core earnings of $268 million for the third quarter of 2013 increased by $39 million or 17 per cent compared with the third quarter of 2012.  The increase reflects higher new business margins as a result of price increases, business mix and rise in interest rates; growth of in-force business; lower expenses and higher release of tax provisions resulting from the closure of prior years’ tax filings.  Favourable market and investment-related experience excluded from core earnings was $149 million in the third quarter of 2013 (2012 – favourable market and investment-related experience of $149 million).

Year-to-date net income attributed to shareholders was $455 million compared with $918 million for the same period of 2012.

Premiums and deposits in the third quarter of 2013 were $4.9 billion, an increase of $0.7 billion or 18 per cent compared to third quarter 2012 levels.  The increase was driven by strong growth in Manulife Mutual Funds and Group Retirement Solutions.

Funds under management of $138.8 billion grew by $7.7 billion or six per cent from September 30, 2012 driven by growth in the wealth management businesses.

Manulife Financial Corporation - Third Quarter 2013

C3           U.S. Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2013	2Q 2013	(restated)(1) 3Q 2012	3Q 2013	(restated)(1) 3Q 2012
Net income attributed to shareholders(2)	$928	$429	$438	$2,083	$1,193
Core earnings(2)	361	343	288	1,144	792
Premiums and deposits	11,473	11,713	8,510	34,911	26,283
Funds under management (billions)	319.9	315.7	287.2	319.9	287.2

U.S. dollars
Net income attributed to shareholders	$894	$419	$441	$2,033	$1,193
Core earnings	348	336	289	1,120	791
Premiums and deposits	11,046	11,450	8,552	34,125	26,224
Funds under management (billions)	311.0	300.3	292.0	311.0	292.0

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

U.S. Division’s net income attributed to shareholders was US$894 million for the third quarter of 2013 compared with US$441 million for the third quarter of 2012. Core earnings for the third quarter of 2013 were US$348 million, an increase of US$59 million compared with the third quarter of 2012.

Contributing to the increase in core earnings were higher insurance new business margins as a result of product actions, price increases and business mix; lower amortization of Variable Annuity deferred acquisition costs; improved policyholder experience in our Life business; and higher fee income from higher average assets under management.  This was partially offset by costs associated with the hedging of additional in-force variable annuity guaranteed value.  Items reconciling core earnings to net income attributed to shareholders in the third quarter of 2013 included favourable market and investment-related experience of US$546 million.

Year-to-date net income attributed to shareholders was US$2,033 million compared with US$1,193 million for the same period of 2012.

Premiums and deposits for the third quarter of 2013 were US$11.0 billion, an increase of 29 per cent from the third quarter of 2012. The increase was primarily driven by higher mutual fund sales.

Funds under management as at September 30, 2013 were a record US$311.0 billion, up seven per cent from September 30, 2012. The increase was due to positive investment returns and strong net wealth sales in Wealth Asset Management partially offset by surrender and benefit payments in John Hancock Annuities.

C4           Corporate and Other

	Quarterly Results			YTD results
(C$ millions, unless otherwise stated)	3Q 2013	2Q 2013	(restated)(1) 3Q 2012	3Q 2013	(restated)(1) 3Q 2012
Net loss attributed to shareholders(2)	$(788)	$(659)	$(1,518)	$(2,499)	$(2,665)
Core losses (excluding macro hedges and core investment gains)(2)	$(135)	$(105)	$(103)	$(368)	$(283)
Expected cost of macro hedges	(84)	(128)	(124)	(360)	(349)
Investment gains included in core earnings	52	48	50	150	150
Total core losses	$(167)	$(185)	$(177)	$(578)	$(482)
Premiums and deposits	$1,110	$1,167	$1,132	$3,082	$2,581
Funds under management (billions)	35.8	36.2	19.3	35.8	19.3

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $788 million for the third quarter of 2013 compared to a net loss of $1,518 million for the third quarter of 2012.

Charges in the third quarter of 2013 included: a $252 million charge for changes in actuarial methods and assumptions; $245 million of net experience losses on macro hedges; $72 million of realized losses on AFS bonds and related interest rate swaps; and core losses of $167 million.

Manulife Financial Corporation - Third Quarter 2013

Core losses were $167 million in the third quarter of 2013 compared with $177 million in the third quarter of 2012.   The reduction in the expected cost of macro hedges was mostly offset by lower P&C volumes, the non-recurrence of an adjustment in 2012 to interest on tax provisions and lower asset volumes.

Premiums and deposits for the third quarter of 2013 were $1,110 million, consistent with $1,132 million for the third quarter of 2012.

Funds under management of $35.8 billion as at September 30, 2013 (September 30, 2012 – $19.3 billion) included assets managed by Manulife Asset Management on behalf of institutional clients of $30.7 billion (2012 – $23.7 billion) and $7.0 billion (2012 – $3.9 billion) of the Company’s own funds, partially offset by a $1.9 billion (2012 – $8.3 billion) total company adjustment related to the reclassification of derivative positions from invested assets to other assets and other liabilities.  The increase in the Company’s own funds primarily reflects net income earned over the period, the impact of the stronger U.S. dollar and the issuance of preferred shares, partially offset by the net redemptions of debt.

D           RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2012 Annual Report.

D1         Regulatory, actuarial and accounting risks

As previously disclosed, changes to U.S. statutory accounting practices concerning actuarial reserving standards for certain universal life products pursuant to Actuarial Guideline 38 ("AG38") were effective as of December 31, 2012 and covered AG38 business issued since January 1, 2005.  The New York Department of Insurance recently announced their decision to end the use of the AG38 revisions and revert to their prior reserving rules and interpretations.  Any anticipated additional reserves arising from this announcement are expected to be manageable within our current plans.

As we disclosed previously, the Canadian Actuarial Standards Board (“ASB”) is reviewing the Standards of Practice related to economic reinvestment assumptions used in the valuation of policy liabilities.  Based on recent discussions, we expect the Exposure Draft to be issued in late 2013 with changes to the standards to be effective in the fourth quarter of 2014.   We will not know the potential impact of the changes until after the release of the exposure draft.

The International Accounting Standards Board (“IASB”) and the Financial Accounting Standards Board (“FASB”) issued exposure drafts of new accounting standards for insurance contracts in June 2013.  The two proposals are similar in some of their main principles, but differ in many of the requirements around measurement of ongoing obligations to policyholders.  Our primary concern relates to the material unwarranted volatility that would be introduced under both the exposure drafts.  If implemented in the form set forth in the exposure draft, we believe these proposals are likely to have a material impact on our financial results and our regulatory capital position.

The comment periods on the exposure drafts ended on October 25, 2013 and the final standards are not expected to be effective until at least 2018.  We, along with other companies in the industry from around the world, provided feedback on the significant issues we see with the IASB and FASB exposure draft proposals.  In addition, Manulife, MetLife Inc., New York Life and Prudential Financial Inc. performed field testing of both the IASB and FASB proposals within the exposure draft response period.

D2         Variable annuity and segregated fund guarantees

As outlined in the MD&A in our 2012 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees.  Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.  Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see Section D4).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Manulife Financial Corporation - Third Quarter 2013

Variable annuity and segregated fund guarantees, net of reinsurance
As at	September 30, 2013			December 31, 2012
(C$ millions)	Guarantee value	Fund value	Amount at risk(4)(5)	Guarantee value	Fund value	Amount at risk(4)(5)
Guaranteed minimum income benefit(1)	$6,170	$4,949	$1,261	$6,581	$4,958	$1,630
Guaranteed minimum withdrawal benefit	64,989	61,069	5,025	65,481	58,659	7,183
Guaranteed minimum accumulation benefit	17,785	20,607	294	20,380	21,468	1,383
Gross living benefits(2)	$88,944	$86,625	$6,580	$92,442	$85,085	$10,196
Gross death benefits(3)	12,482	10,740	1,618	13,316	10,622	2,206
Total gross of reinsurance	$101,426	$97,365	$8,198	$105,758	$95,707	$12,402
Living benefits reinsured	$5,407	$4,357	$1,079	$5,780	$4,358	$1,427
Death benefits reinsured	3,547	3,283	586	3,673	3,140	709
Total reinsured	$8,954	$7,640	$1,665	$9,453	$7,498	$2,136
Total, net of reinsurance	$92,472	$89,725	$6,533	$96,305	$88,209	$10,266

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at September 30, 2013 was $6,533 million (December 31, 2012 – $10,266 million) of which: US$3,923 million (December 31, 2012 – US$5,452 million) was on our U.S. business, $1,471 million (December 31, 2012 – $2,354 million) was on our Canadian business, US$658 million (December 31, 2012 – US$2,094 million) was on our Japan business and US$340 million (December 31, 2012 – US$407  million)  was related to Asia (other than Japan) and our run-off reinsurance business.

As outlined above, the amount at risk on variable annuity contracts, net of reinsurance was $6.5 billion at September 30, 2013 compared with $10.3 billion at December 31, 2012 and $8.5 billion at June 30, 2013.  The decrease compared to both these periods was driven by the increase in equity markets.

The policy liabilities established for variable annuity and segregated fund guarantees were $2,786 million at September 30, 2013 (December 31, 2012 - $7,948 million).   For non-dynamically hedged business, policy liabilities declined from $2,695 million at December 31, 2012 to $574 million at September 30, 2013.  For the dynamically hedged business, the policy liabilities declined from $5,253 million at December 31, 2012 to $2,212 million at September 30, 2013.  The decrease in policy liabilities is mainly due to the significant increase in equity markets in 2013, and in the case of dynamically hedged business, is also due to the increase in swap rates in 2013.

D3                         Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D4         Publicly traded equity performance risk

Our stated goal is to have approximately 75 per cent of the underlying earnings sensitivity to equity markets offset by hedges.  As at September 30, 2013, we estimate that approximately 66 to 78 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by dynamic and macro hedges, compared with 72 to 83 per cent at December 31, 2012 and 72 per cent to 81 per cent at June 30, 2013.  The upper end of the range assumes the performance of the dynamic hedging program would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities and that the macro hedge assets are re-balanced in line with market changes. The lower end of the range assumes that there is not a complete offset due to our practices of not hedging the provisions for adverse deviation and rebalancing equity hedges in the dynamic program at five per cent intervals, and that the macro hedge assets are rebalanced in line with market changes.

As outlined in our 2012 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 44 and 45 of our 2012 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. The potential impact is shown assuming:

Manulife Financial Corporation - Third Quarter 2013

(a)	First that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation; and

(b)
Then that the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end. In addition, we assume that we increase our macro equity hedges in negative market shock scenarios and reduce macro equity hedges in positive market shock scenarios.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(4,470)	$(2,660)	$(1,130)	$770	$1,240	$1,540
Asset based fees	(300)	(200)	(100)	100	200	300
General fund equity investments(3)	(500)	(330)	(160)	150	310	480
Total underlying sensitivity	$(5,270)	$(3,190)	$(1,390)	$1,020	$1,750	$2,320

Impact of hedge assets

Impact of macro hedge assets(4)	$910	$610	$300	$(300)	$(420)	$(500)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,190	1,870	790	(540)	(920)	(1,190)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,100	$2,480	$1,090	$(840)	$(1,340)	$(1,690)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(1,170)	$(710)	$(300)	$180	$410	$630

Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(690)	(450)	(170)	(10)	(30)	(40)

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,860)	$(1,160)	$(470)	$170	$380	$590

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	78%	78%	78%	82%	77%	73%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	65%	64%	66%	83%	78%	75%

(1)    See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the macro hedging program.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Manulife Financial Corporation - Third Quarter 2013

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2012
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)					restated(4)	restated(4)

Variable annuity guarantees	$(5,640)	$(3,510)	$(1,580)	$1,260	$2,220	$2,930
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(380)	(260)	(130)	120	230	350
Total underlying sensitivity	$(6,290)	$(3,950)	$(1,800)	$1,470	$2,630	$3,550

Impact of hedge assets

Impact of macro hedged assets(4)	$2,010	$1,340	$670	$(670)	$(1,160)	$(1,580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,070	1,890	820	(600)	(1,010)	(1,300)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$5,080	$3,230	$1,490	$(1,270)	$(2,170)	$(2,880)
Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(1,210)	$(720)	$(310)	$200	$460	$670

Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(710)	(470)	(190)	(10)	(40)	(70)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,920)	$(1,190)	$(500)	$190	$420	$600

Percentage of underlying earnings sensitivitiy to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	81%	82%	83%	86%	83%	81%

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	69%	70%	72%	87%	84%	83%

(1)    See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
The numbers above were restated to reflect the fact that in the first quarter of 2013, we refined our assumptions with respect to the amount of macro hedge offsets in the above calculation.  We now assume that we reduce equity hedges in our macro hedging program under positive market shock scenarios.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
September 30, 2013	(17)	(11)	(4)	16	31	36
December 31, 2012	(17)	(11)	(5)	1	3	9

(1)
See “Caution related to sensitivities” above.  In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at five per cent intervals.

Manulife Financial Corporation - Third Quarter 2013

The change in the capital ratio sensitivities on positive equity shocks is due to the required capital on segregated fund guarantees reaching the level at which any additional gains can be immediately reflected and no longer need to be brought in on a smoothed basis.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
C$ millions	September 30, 2013	June 30, 2013	December 31, 2012
For variable annuity guarantee dynamic hedging strategy	$7,900	$7,600	$9,500
For macro equity risk hedging strategy	3,400	6,600	7,800
Total	$11,300	$14,200	$17,300

During the quarter, the derivative notional value in our dynamic hedging program increased by $300 million as the increase for dynamically hedging additional in-force business was partially offset by the normal rebalancing activities responding to favourable markets. On a year-to-date basis, the dynamic hedging equity notional value decreased by $1.6 billion.

The equity futures notional required for the macro hedging program decreased by $3.2 billion during the quarter.  This was due to rebalancing trades that were transacted across various indices as a result of market performance, the addition of further cohorts of liabilities to the dynamic hedging program and adjustments for the review of actuarial methods and assumptions impact on the liability sensitivities.  On a year-to-date basis, the macro hedging program equity notional value decreased by $4.4 billion.

D5         Interest rate and spread risk

As at September 30, 2013, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was a charge of $600 million.  The $200 million increase in sensitivity from December 31, 2012 was primarily attributable to updates to our valuation assumptions as a result of our annual review of actuarial methods and assumptions.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point decline in interest rates includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	September 30, 2013				December 31, 2012
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(600)		$300		$(400)		$200
From fair value changes in AFS assets held in surplus, if realized	700		(600)		800		(700)
MLI’s MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(14)		24		(16)		10
From fair value changes in AFS assets held in surplus, if realized	5		(5)		5		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees.  For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for 9 of the 14 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Manulife Financial Corporation - Third Quarter 2013

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	September 30, 2013	December 31, 2012
Corporate spreads(4)
Increase 50 basis points	$400	$500
Decrease 50 basis points	(500)	(1,000)
Swap spreads
Increase 20 basis points	$(600)	$(600)
Decrease 20 basis points	500	600

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads.  The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

As the sensitivity to  a 50 basis point decline in corporate spreads includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.   The potential earnings impact of a 50 basis point decline in corporate spreads related to the impact of the scenario change was nil at September 30, 2013 and $400 million at December 31, 2012.  This change was the primary driver in the decrease in sensitivity since December 31, 2012.

E           ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2012.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 63 to 71 of our 2012 Annual Report.

E2         Actuarial methods and assumptions

Impact of third quarter 2013 updates to assumptions

The comprehensive review of valuation methods and assumptions is performed annually and is designed to minimize our exposure to uncertainty by managing both asset-related and liability-related risks.  This is accomplished by monitoring experience and selecting assumptions which represent a best estimate view of future experience and margins that are appropriate for the risks assumed.  While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

The quantification of the impact of the 2013 review of the actuarial methods and assumptions underlying policy liabilities is as of July 1, 2013 for all lines of business.

The 2013 review of actuarial methods and assumptions that was carried out in the third quarter resulted in an increase in policy liabilities of $560 million.  Net of the impacts on participating surplus and non-controlling interests, shareholders’ income decreased by $252 million post-tax.

The following table summarizes the impact of the third quarter changes in actuarial methods and assumptions on policy liabilities and net income attributed to shareholders.

For the quarter ended September 30, 2013

C$ millions		To Net Income
Assumption	To Policy Liabilities	Attributed to Shareholders
Lapses and Policyholder Behaviour
U.S. insurance premium persistency update	$320	$(208)
Insurance lapse updates	483	(242)
Variable annuity lapse updates	101	(80)
U.S. Long Term Care Triennial Review	18	(12)
Segregated Fund Parameter Update	(220)	203
Other Annual Updates	(142)	87
Net impact	$560	$(252)

Manulife Financial Corporation - Third Quarter 2013

Lapses and Policyholder Behaviour

Premium persistency assumptions were adjusted in the U.S. for universal life and variable universal life products to reflect recent experience which led to a $208 million charge to earnings.

Lapse rates across several insurance business units were updated to reflect recent policyholder lapse experience. This included a review of the lapse experience for the Canadian individual insurance whole life and term products and certain whole life insurance products in Japan. Net of the impact on participating surplus this resulted in a $242 million charge to earnings.

Lapse rate assumptions were updated for a number of Variable Annuity contracts to reflect updated experience results, including reducing base lapse rates in Japan as contracts get closer to maturity. This resulted in a charge of $80 million to earnings.

U.S. Long Term Care Triennial Review

U.S. Insurance completed a comprehensive long-term care experience study.  This included a review of mortality and morbidity experience, lapse experience, and of the reserve for in-force rate increases filed for as a result of the 2010 review. The net impact of the review was a $12 million charge to earnings.  This included several offsetting items as outlined below.

Expected claims costs increased primarily due to lower mortality, higher incidence rates, and claims periods longer than expected in policy liabilities. This increase in expected cost was offset by a number of items, including (i) the expected future premium increases resulting from this year’s review, (ii) reflecting actual experience on previously filed for rate increases as the actual approval rate is higher than what was reflected in our policy liabilities, (iii) method and modeling refinements largely related to the modeling of future tax cash flows, and (iv) updated lapse assumptions.

The expected future premium increases assumed in the policy liabilities resulted in a benefit to earnings of $1.0 billion; this includes a total of $0.5 billion of future premium increases that are due to our revised morbidity, mortality, and lapse assumptions, while the remainder is a carryover from outstanding amounts from our 2010 filings. Premium increases averaging approximately 25 per cent will be sought on about one-half of the in-force business, excluding the carryover of 2010 amounts requested. We have factored into our assumptions the estimated timing and amount of state approved premium increases. Our actual experience obtaining price increases could be materially different than we have assumed, resulting in further policy liability increases or releases which could be material.

Segregated Fund Parameters Update

Certain parameters used in the stochastic valuation of our segregated fund valuation were updated and resulted in a $203 million benefit to earnings. The primary updates were to our foreign exchange and bond fund parameters, both of which were favourable.  The bond fund parameter review included updates to interest rate and volatility assumptions.  The impact of interest rate movements between the last review effective March 31, 2012 and March 31, 2013 led to a charge, which was more than offset by the impact of the increase in interest rates in the second quarter of 2013.

Other Annual Updates

We made a number of model refinements related to the projection of both asset and liability cashflows which led to a $137 million benefit to earnings.  This includes several offsetting items: a benefit due to a refinement in the modeling of guaranteed minimum withdrawal benefit products in U.S. Annuities; a benefit due to further clarity on the treatment of Canadian investment income tax, partially offset by a charge due to a refinement in the modeling of reinsurance contracts for Canadian individual insurance; and a charge due to aligning the modeling of swaps across all segments.

Mortality and Morbidity charges of $77 million were the result of the review of assumptions for multiple product lines.

The net impact of all other updates was a $27 million benefit to earnings, which included updates to investment returns and future expense assumptions.

We will be completing our review of our modeling of future tax cash flows for our U.S. Variable Annuity business in the fourth quarter which we expect to result in a strengthening of policy liabilities14.

E3	Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

14	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation - Third Quarter 2013

Potential impact on accumulated next five years and the following five years net income attributed to shareholders arising from potential changes to the fixed income ultimate reinvestment rates (“URR”) (1)

C$ millions As at	September 30, 2013		December 31, 2012
For the periods	Q4 2013 – Q3 2018	Q4 2018 – Q3 2023	2013 - 2017	2018 - 2022
Risk free rates remain at September 30, 2013 and December 31, 2012 levels, respectively.	$(700)	$-	$(1,600)	$(300)
Risk free rates rise 50 bp immediately from their September 30, 2013 or December 31, 2012, levels respectively, and then remain at those new levels thereafter.	$(200)	$200	$(900)	$-
Risk free rates fall 50 bp immediately from their September 30, 2013 or December 31, 2012, levels, respectively, and then remain at those new levels thereafter.	$(1,000)	$(200)	$(2,200)	$(500)

(1)
Current URRs in Canada are 0.7% per annum and 2.7% per annum for short and long-term bonds, respectively, and in the U.S. are 0.7% per annum and 3.5% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates, continuation of current rates or a further decline could have a material impact on net income.

Under Canadian IFRS, we must test a number of prescribed interest rate scenarios. The scenario that produces the largest policy liabilities is used and is called the booking scenario. The resulting interest scenario for most of our business is a gradual grading of market interest rates from current market levels to assumed ultimate reinvestment rates over 20 years.

The sensitivity of net income attributed to shareholders to further updates to the ultimate reinvestment rates at September 30, 2013 has decreased from December 31, 2012 due to the increase in interest rates during that time.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

C$ millions	Increase (decrease) in after-tax income
As at	September 30, 2013		December 31, 2012
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)(2)	$500	$(600)	$800	$(900)
100 basis point change in future annual returns for alternative long-duration assets(3)	3,800	(3,600)	3,900	(4,000)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $300 million (December 31, 2012 – $500 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(300) million (December 31, 2012 – $(600) million). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
For future annual returns on public equity, the decrease of $300 million in sensitivity from December 31, 2012 to September 30, 2013 is primarily related to the shift of some of our variable annuity guaranteed value from our macro-hedging program to our dynamic hedging program. Specifically, prospective changes in macro hedge costs as a result of changes in public equity returns are not reflected in non-dynamically hedged liabilities, whereas changes in dynamic hedge costs as a result of changes in public equity returns are reflected in dynamically hedged liabilities.

(3)
Alternative long-duration assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The decrease of $400 million in sensitivity from December 31, 2012 to September 30, 2013 is primarily related to the impact of risk free rates in some jurisdictions during the period, increasing the rate at which funds can be reinvested.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.4%.

E4    Accounting and reporting changes

(a)	Impact of standards applied retrospectively in 2013

Effective January 1, 2013, the Company adopted several new and amended accounting pronouncements. The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively.  As a result of these adoptions, net income attributed to shareholders for the three and nine months ended September 30, 2012 increased by $16 million and $54 million, respectively.

(b)	Future accounting and reporting changes beginning in 2014 or later

There are a number of accounting and reporting changes issued by the IASB that will impact the Company beginning in 2014 or later.  These changes are outlined in our second quarter 2013 report to shareholders.

Manulife Financial Corporation - Third Quarter 2013

E5      Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended				restated(1)
C$ millions, except per share amounts, unaudited	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
Revenue
Premium income
Life and health insurance	$3,917	$3,724	$3,871	$4,356	$3,413	$3,719	$3,473	$3,651
Annuities and pensions	512	635	728	658	573	740	1,031	889
Net premium income prior to FDA coinsurance(2)	$4,429	$4,359	$4,599	$5,014	$3,986	$4,459	$4,504	$4,540
Premiums ceded relating to FDA coinsurance(2)	-	-	-	(2)	(1,799)	(5,428)	-	-
Investment income	2,103	1,954	1,426	2,080	2,174	2,865	1,580	2,034
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(3)	(2,227)	(9,000)	(1,875)	(1,596)	1,421	7,303	(4,066)	1,360
Other revenue	1,983	2,341	1,990	1,694	1,817	2,052	1,783	1,765
Total revenue	$6,288	$(346)	$6,140	$7,190	$7,599	$11,251	$3,801	$9,699
Income (loss) before income taxes	$1,118	$205	$570	$1,091	$(679)	$(485)	$1,316	$119
Income tax (expense) recovery	(172)	103	(15)	14	360	186	(68)	(174)
Net income (loss)	$946	$308	$555	$1,105	$(319)	$(299)	$1,248	$(55)
Net income (loss) attributed to shareholders	$1,034	$259	$540	$1,077	$(211)	$(281)	$1,225	$(69)
Basic earnings (loss) per common share	$0.54	$0.12	$0.28	$0.57	$(0.13)	$(0.17)	$0.67	$(0.05)
Diluted earnings (loss) per common share	$0.54	$0.12	$0.28	$0.57	$(0.13)	$(0.17)	$0.63	$(0.05)
Segregated funds deposits	$5,261	$5,333	$6,284	$5,537	$5,539	$5,623	$6,294	$5,575
Total assets	$498,217	$498,201	$497,563	$484,983	$479,633	$478,406	$464,146	$462,102
Weighted average common shares (in millions)	1,839	1,834	1,828	1,822	1,816	1,808	1,802	1,795
Diluted weighted average common shares (in millions)	1,864	1,860	1,856	1,854	1,816	1,808	1,919	1,795
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to US$1 – Statement of Financial Position	1.0285	1.0512	1.0156	0.9949	0.9837	1.0191	0.9991	1.0170
CDN$ to US$1 – Statement of Income	1.0386	1.0230	1.0083	0.9914	0.9953	1.0105	1.0011	1.0232
(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)
On June 29, 2012 and September 25, 2012 the Company entered into coinsurance agreements to reinsure 89 per cent of its book value fixed deferred annuity (“FDA”) business. Under the terms of the agreements, the Company will maintain responsibility for servicing of the policies and managing some of the assets and has retained the remaining exposure.

(3)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

E6	Changes in internal control over financial reporting
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2013, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

E7	Audit Committee
As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation - Third Quarter 2013

F	OTHER

F1	Quarterly dividend
On November 7, 2013, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after December 19, 2013 to shareholders of record at the close of business on November 19, 2013.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2013 to shareholders of record at the close of business on November 19, 2013.

Class A Shares Series 1 – $0.25625 per share	Class 1 Shares Series 5 – $0.275 per share
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 7 – $0.2875 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 9 – $0.275 per share
Class A Shares Series 4 – $0.4125 per share	Class 1 Shares Series 11 – $0.25 per share
Class 1 Shares Series 1 – $0.35 per share	Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 3 – $0.2625 per share

F2	Outstanding shares – selected information

Class A Shares Series 1
As at November 4, 2013, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10 per cent. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95 per cent of the then market price of MFC common shares.

Common Shares
As at November 4, 2013 MFC had 1,843 million common shares outstanding.

F3         Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings; Net Income Attributed to Shareholders in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Diluted Core Earnings Per Common Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value; Sales and Total Annualized Insurance and Wealth Premium Equivalent Basis Sales.  Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income Attributed to Shareholders in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:
1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of policy liabilities.

6.	Up to $200 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation - Third Quarter 2013

Items excluded from core earnings are:
1.	The direct impact of equity markets and interest rates, consisting of:
•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•	Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.
•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net favourable investment-related experience in excess of $200 million per annum or net unfavourable investment-related experience on a year-to-date basis.  Investment-related experience relates to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of favourable investment-related experience reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions, excluding URR.

6.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Manulife Financial Corporation - Third Quarter 2013

Total Company

	Quarterly Results
C$ millions, unaudited	2013						2012 (restated)(1)								2011
	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
Core earnings (losses)
Asia Division	$242		$226		$226		$180		$230		$286		$267		$213
Canadian Division	268		225		179		233		229		201		172		142
U.S. Division	361		343		440		293		288		247		257		189
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(135)		(105)		(128)		(62)		(103)		(67)		(113)		(124)
Expected cost of macro hedges	(84)		(128)		(148)		(140)		(124)		(118)		(107)		(97)
Investment-related experience included in core earnings	52		48		50		50		50		50		50		50
Total core earnings	$704		$609		$619		$554		$570		$599		$526		$373
Investment-related experience in excess of amounts included in core earnings	491		(97)		97		321		365		54		209		261
Core earnings plus investment-related experience in excess of amounts included in core earnings	$1,195		$512		$716		$875		$935		$653		$735		$634
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	160		30		101		100		122		(269)		223		(193)
Direct impact of equity markets and interest rates (see table below)	(66)		(272)		(208)		(18)		(88)		(727)		75		153
Impact of major reinsurance transactions, in-force product changes	-		-		-		-		26		112		122		-
Change in actuarial methods and assumptions, excluding URR	(252)		(35)		(69)		(87)		(1,006)		-		12		2
Goodwill impairment charge	-		-		-		-		(200)		-		-		(665)
Gain (loss) on sale of Life Retrocession Business	-		-		-		-		-		(50)		-		-
Tax items and restructuring charge related to organizational design	(3)		24		-		207		-		-		58		-
Net income (loss) attributed to shareholders	$1,034		$259		$540		$1,077		$(211)		$(281)		$1,225		$(69)

Direct impact of equity markets and interest rates:
Gains (charges) on variable annuity liabilities that are not dynamically hedged	$306		$75		$757		$556		$298		$(758)		$982		$234
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	85		(70)		115		48		55		(116)		121		56
Gains (charges) on macro equity hedges relative to expected costs	(245)		(231)		(730)		(292)		(86)		423		(556)		(250)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(77)		151		(245)		(290)		(330)		305		(425)		122
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(72)		(127)		(8)		(40)		(25)		96		(47)		(9)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(63)		(70)		(97)		-		-		(677)		-		-
Direct impact of equity markets and interest rates	$(66)		$(272)		$(208)		$(18)		$(88)		$(727)		$75		$153

(1) The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Asia Division

	Quarterly Results
C$ millions, unaudited	2013						2012								2011
	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
Asia Division core earnings	$242		$226		$226		$180		$230		$286		$267		$213
Investment-related experience in excess of amounts included in core earnings	(4)		(18)		43		33		12		28		(18)		47
Core earnings plus investment-related experience in excess of amounts included in core earnings	$238		$208		$269		$213		$242		$314		$249		$260
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	15		(2)		(2)		9		11		(18)		3		(16)
Direct impact of equity markets and interest rates	227		180		661		460		238		(611)		819		41
Tax items	-		-		-		-		-		-		40		-
Net income (loss) attributed to shareholders	$480		$386		$928		$682		$491		$(315)		$1,111		$285

Manulife Financial Corporation - Third Quarter 2013

Canadian Division

	Quarterly Results
C$ millions, unaudited	2013						2012								2011
	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
Canadian Division core earnings	$268		$225		$179		$233		$229		$201		$172		$142
Investment-related experience in excess of amounts included in core earnings	135		(88)		(187)		(31)		20		(115)		116		72
Core earnings plus investment-related experience in excess of amounts included in core earnings	$403		$137		$(8)		$202		$249		$86		$288		$214
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	58		(1)		38		45		38		(74)		41		(67)
Direct impact of equity markets and interest rates	(44)		(33)		(92)		4		91		74		(134)		99
Reinsurance recapture, segregated fund product changes and impact of tax related changes	(3)		-		-		-		-		137		122		-
Net income (loss) attributed to shareholders	$414		$103		$(62)		$251		$378		$223		$317		$246

U.S. Division

					Quarterly Results
C$ millions, unaudited	2013						2012 (restated)(1)								2011
	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
U.S. Division core earnings	$361		$343		$440		$293		$288		$247		$257		$189
Investment-related experience in excess of amounts included in core earnings	404		65		263		367		348		156		155		158
Core earnings plus investment-related experience in excess of amounts included in core earnings	$765		$408		$703		$660		$636		$403		$412		$347
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	87		33		65		46		73		(177)		179		(110)
Direct impact of equity markets and interest rates	76		(12)		(42)		(150)		(297)		(22)		(15)		268
Impact of major reinsurance transactions	-		-		-		-		26		(25)		-		-
Tax items	-		-		-		170		-		-		-		-
Net income (loss) attributed to shareholders	$928		$429		$726		$726		$438		$179		$576		$505

(1) The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Corporate and Other

	Quarterly Results
C$ millions, unaudited	2013						2012 (restated)(1)								2011
	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
Corporate and Other core losses (excluding expected cost of macro hedges and core investment gains)	$(135)		$(105)		$(128)		$(62)		$(103)		$(67)		$(113)		$(124)
Expected cost of macro hedges	(84)		(128)		(148)		(140)		(124)		(118)		(107)		(97)
Investment-related experience included in core earnings	52		48		50		50		50		50		50		50
Total core losses	$(167)		$(185)		$(226)		$(152)		$(177)		$(135)		$(170)		$(171)
Investment-related experience in excess of amounts included in core earnings	(44)		(56)		(22)		(48)		(15)		(15)		(44)		(16)
Core losses plus investment-related experience in excess of amounts included in core earnings	$(211)		$(241)		$(248)		$(200)		$(192)		$(150)		$(214)		$(187)
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates	(325)		(407)		(735)		(332)		(120)		(168)		(595)		(255)
Changes in actuarial methods and assumptions, excluding URR	(252)		(35)		(69)		(87)		(1,006)		-		12		2
Goodwill impairment charge	-		-		-		-		(200)		-		-		(665)
Gain (loss) on sale of Life Retrocession Business	-		-		-		-		-		(50)		-		-
Tax items and restructuring charge related to organizational design	-		24		-		37		-		-		18		-
Net loss attributed to shareholders	$(788)		$(659)		$(1,052)		$(582)		$(1,518)		$(368)		$(779)		$(1,105)

(1)  The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Net income (loss) attributed to shareholders in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Manulife Financial Corporation - Third Quarter 2013

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings.  The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2013.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) segregated fund deposits, excluding seed money, (“deposits from policyholders”), (iii) adding back the premiums ceded related to FDA coinsurance, (iv) investment contract deposits, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts,  (vii) premium equivalents for “administration services only” group benefit contracts (“ASO premium equivalents”), (viii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (ix) other deposits in other managed funds.

Premiums and deposits	Quarterly results
C$ millions	3Q 2013	2Q 2013	3Q 2012
Net premium income	$4,429	$4,359	$2,187
Deposits from policyholders	5,261	5,333	5,539
Premiums and deposits per financial statements	$9,690	$9,692	$7,726
Add back premiums ceded relating to FDA coinsurance	-	-	1,799
Investment contract deposits	9	16	40
Mutual fund deposits	8,111	10,545	4,335
Institutional advisory account deposits	1,089	1,146	1,106
ASO premium equivalents	723	756	673
Group benefits ceded premiums	981	1,427	967
Other fund deposits	99	97	100
Total premiums and deposits	$20,702	$23,679	$16,746
Currency impact	-	206	350
Constant currency premiums and deposits	$20,702	$23,885	$17,096

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
(C$ millions) As at	3Q 2013	2Q 2013	(restated)(1) 3Q 2012
Total invested assets	$230,336	$231,935	$223,932
Segregated funds net assets	225,842	221,952	205,685
Funds under management per financial statements	$456,178	$453,887	$429,617
Mutual funds	81,049	76,634	55,705
Institutional advisory accounts (excluding segregated funds)	28,686	28,416	21,597
Other funds	8,721	8,025	6,849
Total funds under management	$574,634	$566,962	$513,768
Currency impact	-	(9,469)	10,465
Constant currency funds under management	$574,634	$557,493	$524,233

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Manulife Financial Corporation - Third Quarter 2013

Capital	Quarterly results
(C$ millions) As at	3Q 2013	2Q 2013	(restated)(1) 3Q 2012
Total equity	$26,881	$26,544	$23,917
Add AOCI loss on cash flow hedges	115	131	200
Add liabilities for preferred shares and capital instruments	4,119	4,130	3,897
Total capital	$31,115	$30,805	$28,014

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

Sales are measured according to product type:
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts will not be considered sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

Total Annualized Insurance and Wealth Premium Equivalent (“APE”) Basis Sales are sales that comprise 100 per cent of regular premium/deposit sales and 10 per cent of single premium/deposit sales for both insurance and wealth management products.

F4	Key planning assumptions and uncertainties

Manulife’s 2016 management objectives do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long term assumptions, and favourable investment-related experience included in core earnings15.

F5  Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and core ROE, insurance sales momentum in Hong Kong and Japan in the fourth quarter, and the net impact of the fourth quarter charge related to our review of our modeling of future tax cash flows for our U.S. Variable Annuity business and the sale of our Taiwan life insurance business.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

15	Interest rate assumptions based on forward curve as of June 30, 2012. Core earnings include up to $200 million per annum of favourable investment-related experience.

Manulife Financial Corporation - Third Quarter 2013

Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2012 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements.   As outlined above, the amount of the fourth quarter charge related to modeling of future tax cash flows for our U.S. Variable annuity business is dependent upon the potential implementation of changes to the investment objectives of separate accounts that support our Variable Annuity products, which require policyholder approval. The sale of our Taiwan business is subject to regulatory approval.  Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2012 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to so urce appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation - Third Quarter 2013

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	September 30, 2013	December 31, 2012
ASSETS
Cash and short-term securities	$14,691	$13,480
Securities
Bonds	115,218	119,281
Equities	13,098	11,995
Loans
Mortgages	36,547	35,082
Private placements	20,095	20,275
Policy loans	7,094	6,793
Bank loans	1,972	2,142
Real estate	8,811	8,513
Other invested assets	12,810	11,561
Total invested assets (note 3)	$230,336	$229,122
Other assets
Accrued investment income	$1,816	$1,794
Outstanding premiums	699	1,009
Derivatives (note 4)	9,783	14,707
Reinsurance assets (note 5)	17,475	18,681
Deferred tax asset	3,833	3,445
Goodwill and intangible assets	5,199	5,113
Miscellaneous	3,234	3,127
Total other assets	$42,039	$47,876
Segregated funds net assets (note 16)	$225,842	$207,985
Total assets	$498,217	$484,983
LIABILITIES and EQUITY
Liabilities
Policy liabilities (note 6)
Insurance contract liabilities	$193,262	$199,588
Investment contract liabilities	2,437	2,420
Bank deposits	19,315	18,857
Derivatives (note 4)	7,869	7,500
Deferred tax liability	630	603
Other liabilities	13,126	13,922
	$236,639	$242,890
Long-term debt (note 9)	4,736	5,046
Liabilities for preferred shares and capital instruments (note 10)	4,119	3,903
Segregated funds net liabilities (note 16)	225,842	207,985
Total liabilities	$471,336	$459,824
Equity
Issued share capital
Preferred shares (note 11)	$2,693	$2,497
Common shares (note 11)	20,138	19,886
Contributed surplus	269	257
Shareholders' retained earnings	4,272	3,256
Shareholders' accumulated other comprehensive income (loss) on
Pension and other post-employment plans	(665)	(653)
Available-for-sale securities	224	363
Cash flow hedges	(115)	(185)
Translation of foreign operations	(347)	(709)
Total shareholders' equity	$26,469	$24,712
Participating policyholders' equity	86	146
Non-controlling interests	326	301
Total equity	$26,881	$25,159
Total liabilities and equity	$498,217	$484,983
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

 Manulife Financial Corporation – Third Quarter 2013

Consolidated Statements of Income (Loss)
	three months ended		nine months ended
For the	September 30		September 30
(Canadian $ in millions except per share amounts, unaudited)	2013	2012	2013	2012
Revenue
Premium income
Gross premiums	$6,190	$5,925	$18,969	$18,548
Premiums ceded to reinsurers	(1,761)	(1,939)	(5,582)	(5,599)
Net premium income prior to fixed deferred annuity coinsurance	$4,429	$3,986	$13,387	$12,949
Premium ceded relating to fixed deferred annuity coinsurance (note 5)	-	(1,799)	-	(7,227)
	$4,429	$2,187	$13,387	$5,722
Investment income (note 3)
Investment income	$2,103	$2,174	$5,483	$6,619
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	(2,227)	1,421	(13,102)	4,658
Net investment income (loss)	$(124)	$3,595	$(7,619)	$11,277
Other revenue	$1,983	$1,817	$6,314	$5,652
Total revenue	$6,288	$7,599	$12,082	$22,651
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,525	$2,370	$7,624	$7,245
Maturity and surrender benefits	1,130	1,179	3,698	3,586
Annuity payments	850	803	2,556	2,406
Policyholder dividends and experience rating refunds	321	275	842	835
Net transfers from segregated funds	(181)	(146)	(442)	(533)
Change in insurance contract liabilities	(973)	5,042	(8,614)	13,403
Change in investment contract liabilities	52	3	121	49
Ceded benefits and expenses	(1,660)	(1,491)	(4,808)	(4,398)
Change in reinsurance assets (note 5)	383	(2,560)	1,001	(8,219)
Net benefits and claims	$2,447	$5,475	$1,978	$14,374
General expenses	1,097	1,065	3,341	3,166
Investment expenses	305	284	890	794
Commissions	983	944	2,875	2,920
Interest expense	265	239	868	824
Net premium taxes	73	71	237	221
Goodwill impairment (note 12)	-	200	-	200
Total contract benefits and expenses	$5,170	$8,278	$10,189	$22,499
Income (loss) before income taxes	$1,118	$(679)	$1,893	$152
Income tax (expense) recovery	(172)	360	(84)	478
Net income (loss)	$946	$(319)	$1,809	$630
Net income (loss) attributed to:
Non-controlling interests	$20	$(1)	$36	$20
Participating policyholders	(108)	(107)	(60)	(123)
Shareholders	1,034	(211)	1,833	733
	$946	$(319)	$1,809	$630
Net income (loss) attributed to shareholders	$1,034	$(211)	$1,833	$733
Preferred share dividends	(33)	(31)	(97)	(83)
Common shareholders' net income (loss)	$1,001	$(242)	$1,736	$650
Earnings (loss) per share
Basic earnings (loss) per common share (note 11)	$0.54	$(0.13)	$0.95	$0.36
Diluted earnings (loss) per common share (note 11)	$0.54	$(0.13)	$0.94	$0.36
Dividends per common share	$0.13	$0.13	$0.39	$0.39
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements

 Manulife Financial Corporation – Third Quarter 2013

Consolidated Statements of Comprehensive Income (Loss)
For the	three months ended September 30		nine months ended September 30
(Canadian $ in millions, unaudited)	2013	2012	2013	2012
Net income (loss)	$946	$(319)	$1,809	$630
Other comprehensive income ("OCI") (loss), net of tax
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$11	$18	$(12)	$16
Total items that will not be reclassified to net income	$11	$18	$(12)	$16
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	$(528)	$(679)	$382	$(734)
Net investment hedges	18	31	(20)	36
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	(13)	20	(246)	260
Reclassification of realized (gains) losses and impairments to net income	41	(2)	107	(97)
Cash flow hedges:
Unrealized gains arising during the period	14	24	64	40
Reclassification of realized losses to net income	2	2	6	6
Share of other comprehensive loss of associates	-	-	-	(3)
Total items that may be subsequently reclassified to net income	$(466)	$(604)	$293	$(492)
Other comprehensive income (loss), net of tax	$(455)	$(586)	$281	$(476)
Total comprehensive income (loss), net of tax	$491	$(905)	$2,090	$154
Total comprehensive income (loss) attributed to:
Non-controlling interests	$20	$(1)	$36	$20
Participating policyholders	(108)	(107)	(60)	(123)
Shareholders	579	(797)	2,114	257

Income Taxes included in Other Comprehensive Income (Loss)
For the	three months ended September 30		nine months ended September 30
(Canadian $ in millions, unaudited)	2013	2012	2013	2012
Income tax (recovery) expense on:
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$3	$10	$(9)	$9
Total items that will not be reclassified to net income	$3	$10	$(9)	$9
Items that may be subsequently reclassified to net income:
Unrealized foreign exchange gains/losses on translation of foreign operations	$(1)	$(3)	$(5)	$(3)
Unrealized foreign exchange gains/losses on net investment hedges	7	10	(6)	12
Unrealized gains/losses on available-for-sale financial securities	(6)	11	(57)	85
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	-	(3)	53	(13)
Unrealized gains/losses on cash flow hedges	8	14	34	20
Reclassification of realized gains/losses to net income on cash flow hedges	1	1	3	3
Share of other comprehensive loss of associates	-	-	-	(1)
Total items that may be subsequently reclassified to net income	$9	$30	$22	$103
Total income tax expense	$12	$40	$13	$112
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation – Third Quarter 2013

Consolidated Statements of Changes in Equity
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2013	2012
Preferred shares
Balance, beginning of period	$2,497	$1,813
Issued during the period (note 11)	200	500
Issuance costs, net of tax	(4)	(12)
Balance, end of period	$2,693	$2,301
Common shares
Balance, beginning of period	$19,886	$19,560
Issued on exercise of stock options	5	-
Issued under dividend reinvestment and share purchase plans	247	243
Balance, end of period	$20,138	$19,803
Contributed surplus
Balance, beginning of period	$257	$245
Exercise of stock options and deferred share units	(1)	1
Stock option expense	13	15
Acquisition of non-controlling interest	-	(6)
Balance, end of period	$269	$255
Shareholders' retained earnings
Balance, beginning of period	$3,256	$2,501
Effect of accounting change (note 2)	-	4
Net income attributed to shareholders	1,833	733
Preferred share dividends	(97)	(83)
Common share dividends	(720)	(708)
Balance, end of period	$4,272	$2,447
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	$(1,184)	$96
Effect of accounting change (note 2)	-	(915)
Change in unrealized foreign exchange gains (losses) of net foreign operations	362	(698)
Change in actuarial gains (losses) on pension and other post-employment plans	(12)	16
Change in unrealized gains (losses) on available-for-sale financial securities	(139)	163
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	70	46
Share of other comprehensive loss of associates	-	(3)
Balance, end of period	$(903)	$(1,295)
Total shareholders' equity, end of period	$26,469	$23,511
Participating policyholders' equity
Balance, beginning of period	$146	$249
Net loss attributed to participating policyholders	(60)	(123)
Balance, end of period	$86	$126
Non-controlling interests
Balance, beginning of period	$301	$415
Effect of accounting change (note 2)	-	(177)
Net income attributed to non-controlling interests	36	20
Contributions (distributions), net	(11)	22
Balance, end of period	$326	$280
Total equity, end of period	$26,881	$23,917
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation – Third Quarter 2013

Consolidated Statements of Cash Flows
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2013	2012
Operating activities
Net income	$1,809	$630
Adjustments for non-cash items in net income:
Increase (decrease) in insurance contract liabilities	(8,614)	13,403
Increase in investment contract liabilities	121	49
(Increase) decrease in reinsurance assets, net of premium ceded relating to FDA coinsurance (note 5)	1,001	(992)
Amortization of premium/discount on invested assets	15	21
Other amortization	312	283
Net realized and unrealized (gains) losses on assets supporting policy liabilities	13,102	(4,658)
Net realized losses, impairments and other on assets backing surplus	1,853	310
Deferred income tax recovery	(300)	(650)
Stock option expense	13	15
Goodwill impairment	-	200
Net income adjusted for non-cash items	$9,312	$8,611
Changes in policy related and operating receivables and payables	(1,276)	(821)
Cash provided by operating activities	$8,036	$7,790
Investing activities
Purchases and mortgage advances	$(51,080)	$(62,158)
Disposals and repayments	43,864	52,092
Change in investment broker net receivables and payables	(167)	(326)
Net cash decrease from purchase of subsidiary	(73)	-
Cash used in investing activities	$(7,456)	$(10,392)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$194	$(244)
Repayment of long-term debt	(350)	-
Issue of capital instruments, net	199	497
Repayment of capital instruments	-	(1,000)
Net redemption of investment contract liabilities	(178)	(132)
Funds repaid, net	(126)	(9)
Secured borrowing from securitization transactions	250	250
Changes in bank deposits, net	455	979
Shareholders dividends paid in cash	(570)	(548)
(Distributions to) contributions from non-controlling interests, net	(11)	16
Common shares issued, net	5	-
Preferred shares issued, net	196	488
Cash provided by financing activities	$64	$297
Cash and short-term securities
Increase (decrease) during the period	$644	$(2,305)
Effect of foreign exchange rate changes on cash and short-term securities	163	(276)
Balance, beginning of period	12,847	12,266
Balance, end of period	$13,654	$9,685
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$13,480	$12,799
Net payments in transit, included in other liabilities	(633)	(533)
Net cash and short-term securities, beginning of period	$12,847	$12,266
End of period
Gross cash and short-term securities	$14,691	$10,287
Net payments in transit, included in other liabilities	(1,037)	(602)
Net cash and short-term securities, end of period	$13,654	$9,685
Supplemental disclosures on cash flow information:
Interest received	$6,418	$6,511
Interest paid	$762	$798
Income taxes paid	$463	$343
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation – Third Quarter 2013

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a)	Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“JHRECO”), a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of customers.  These products and services include individual life insurance, group life and health insurance, long-term care services, pension products, annuities, mutual funds and banking products.  MFC provides asset management services to institutional customers worldwide and offers reinsurance solutions, specializing in property and casualty retrocession. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

(b)	Basis of presentation
MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”).  These Interim Consolidated Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”). Management has determined that the consolidated financial statements present fairly the entity’s financial position, financial performance and cash flows.

These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2012, the accompanying notes included on pages 90 to 167 of the Company’s 2012 Annual Report, the additional disclosures included in notes 2 and 11 of the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2013, as well as the disclosures on risk in sections D2 to D5 of the third quarter 2013 Management Discussion and Analysis.

These Interim Consolidated Financial Statements of MFC as at and for the three and nine month periods ended September 30, 2013 were authorized for issue by the Board of Directors on November  6, 2013.

Note 2 Accounting and Reporting Changes

Impact of standards applied retrospectively
Effective January 1, 2013, the Company adopted several new and amended accounting pronouncements. The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively.  As a result of these adoptions, net income attributed to shareholders for the nine months ended September 30, 2012 increased by $54 and the January 1, 2012 balance of shareholder’s retained earnings was increased by $4. Refer to note 2 of the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2013 for a description of these new and amended accounting pronouncements and the impact to annual results reported in 2012.

 Manulife Financial Corporation – Third Quarter 2013

Note 3 Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at September 30, 2013	FVTPL	AFS	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$481	$9,973	$4,237	$14,691	$14,691
Bonds(2)
Canadian government and agency	13,422	2,602	-	16,024	16,024
U.S. government and agency	14,177	8,651	-	22,828	22,828
Other government and agency	11,491	1,876	-	13,367	13,367
Corporate	55,470	4,153	-	59,623	59,623
Mortgage/asset-backed securities	2,753	623	-	3,376	3,376
Equities	11,142	1,956	-	13,098	13,098
Loans
Mortgages	-	-	36,547	36,547	38,188
Private placements	-	-	20,095	20,095	21,195
Policy loans	-	-	7,094	7,094	7,094
Bank loans	-	-	1,972	1,972	1,979
Real estate
Own use property	-	-	790	790	1,452
Investment property	-	-	8,021	8,021	8,021
Other invested assets (3)	5,441	91	7,278	12,810	12,894
Total invested assets(4)	$114,377	$29,925	$86,034	$230,336	$233,830

As at December 31, 2012
Cash and short-term securities(1)	$531	$8,362	$4,587	$13,480	$13,480
Bonds(2)
Canadian government and agency	12,929	3,014	-	15,943	15,943
U.S. government and agency	18,361	8,811	-	27,172	27,172
Other government and agency	11,750	1,866	-	13,616	13,616
Corporate	54,024	4,778	-	58,802	58,802
Mortgage/asset-backed securities	3,219	529	-	3,748	3,748
Equities	10,370	1,625	-	11,995	11,995
Loans
Mortgages	-	-	35,082	35,082	37,468
Private placements	-	-	20,275	20,275	22,548
Policy loans	-	-	6,793	6,793	6,793
Bank loans	-	-	2,142	2,142	2,148
Real estate
Own use property	-	-	789	789	1,368
Investment property	-	-	7,724	7,724	7,724
Other invested assets(3)	4,832	116	6,613	11,561	11,777
Total invested assets(4)	$116,016	$29,101	$84,005	$229,122	$234,582

(1)
Includes short-term securities (i.e., maturities of less than one year at acquisition) amounting to $4,453  (December 31, 2012 – $2,030) and cash equivalents (i.e., maturities of less than 90 days at acquisition) amounting to $6,002 (December 31, 2012 – $6,863).

(2)	Total bonds include securities which are deemed to be short-term securities and cash equivalents of $711 and nil, respectively (December 31, 2012 – $850 and $132, respectively).

(3)
Other invested assets include private equity of $2,069, power and infrastructure of $3,126, oil and gas of $1,555, timber and agriculture sectors of $2,553  as well as investments in leveraged leases of $2,731  (December 31, 2012 – $1,761,  $2,913,  $1,355, $2,243 and $2,591, respectively).

(4)
The methodologies for determining fair value of the Company’s invested assets are described in note 2 of the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2013.

(b)	Bonds and equities classified as fair-value-through-profit-and-loss (“FVTPL”)
The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance and investment contract liabilities are reflected in net income rather than in OCI.

(c)	Bonds and equities classified as AFS
Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

 Manulife Financial Corporation – Third Quarter 2013

(d)	Investment income

	three months ended September 30		nine months ended September 30
For the	2013	2012	2013	2012
Interest income	$2,218	$2,204	$6,488	$6,508
Dividend, rental and other income	326	278	963	821
Impairments and provisions for loan losses	(13)	(59)	(14)	(136)
Realized losses on assets backing surplus	(428)	(249)	(1,954)	(574)
	$2,103	$2,174	$5,483	$6,619
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Bonds	$(1,185)	$1,193	$(6,843)	$3,120
Stocks	308	426	756	747
Loans	13	34	25	174
Real estate	14	57	68	349
Other investments	286	153	483	243
Derivatives	(1,663)	(442)	(7,591)	25
	$(2,227)	$1,421	$(13,102)	$4,658
Total investment income	$(124)	$3,595	$(7,619)	$11,277

The realized gains (losses) on assets backing surplus primarily relate to the fair value changes of the shorted equity futures contracts utilized for the Company’s macro equity risk hedging strategies as well as the sale of bonds backing surplus.

The realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of the Company’s policy liabilities. For fixed income assets supporting insurance and investment contracts, equities supporting pass-through products and derivatives related to variable annuity hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities relate primarily to the impact of interest rates changes on bond and fixed income derivative positions as well as interest rate swaps and equity futures supporting the dynamic hedge program.

(e)	Mortgage securitization
The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), Government of Canada National Housing Act (“NHA”) Mortgage Backed Securities (“MBS”) program, as well as to other third party investors.  Additionally, the Company mitigates credit risk on certain mortgages through transfers to third party investors.  Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings, as described in note 1(d) of the Company’s 2012 Annual Consolidated Financial Statements.

There are no expected credit losses on the mortgages that have been securitized under the Government of Canada CMB and NHA MBS programs and the HELOC securitization as they are government guaranteed. Benefits received from the transfers include interest spread between the asset and associated liability.

The cash flows received from the assets/mortgages are used to settle the related secured borrowing liability. Receipts of principal are deposited into a trust account for settlement of the liability at the time of maturity. The transferred assets and related cash flows cannot be transferred or used for other purposes. For the HELOC transactions, receipts of principal are allocated to the Company (the Seller) during the revolving period of the deal and are accumulated for settlement of the liability based on the terms of the note.

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows.

 Manulife Financial Corporation – Third Quarter 2013

As at September 30, 2013	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities
HELOC securitization(1)	$1,500	$8	$1,508	$1,498
CMB securitization	130	355	485	482
Total	$1,630	$363	$1,993	$1,980

As at December 31, 2012
HELOC securitization(1)	$1,250	$6	$1,256	$1,248
CMB securitization	200	283	483	482
NHA MBS securitization(2)	1	8	9	9
Total	$1,451	$297	$1,748	$1,739

(1)
The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)	Under the Government of Canada programs for NHA MBS securitization, cash received on the mortgages is held in a restricted cash account for the payment of the liability under the terms of the program.

The fair value of the securitized assets as at September 30, 2013 were $1,992 (December 31, 2012 – $1,752) and associated liabilities were $1,996 (December 31, 2012 – $1,756).

Note 4 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.  The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

 Manulife Financial Corporation – Third Quarter 2013

Derivatives in qualifying fair value hedging relationships

For the three months ended September 30, 2013	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$156	$(183)	$(27)
	Fixed rate liabilities	1	(1)	-
Foreign currency swaps	Fixed rate assets	(1)	-	(1)
Total		$156	$(184)	$(28)

For the three months ended September 30, 2012
Interest rate swaps	Fixed rate assets	$(106)	$88	$(18)
	Fixed rate liabilities	(7)	7	-
Foreign currency swaps	Fixed rate assets	(2)	-	(2)
Total		$(115)	$95	$(20)

For the nine months ended September 30, 2013
Interest rate swaps	Fixed rate assets	$764	$(823)	$(59)
	Fixed rate liabilities	(15)	15	-
Foreign currency swaps	Fixed rate assets	9	(5)	4
Total		$758	$(813)	$(55)

For the nine months ended September 30, 2012
Interest rate swaps	Fixed rate assets	$(242)	$174	$(68)
	Fixed rate liabilities	(22)	22	-
Foreign currency swaps	Fixed rate assets	(3)	1	(2)
Total		$(267)	$197	$(70)

Cash flow hedges
The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Derivatives in qualifying cash flow hedging relationships
For the three months ended September 30, 2013	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$1	$(3)	$-
Foreign currency swaps	Floating rate liabilities	17	-	-
Foreign currency forwards	Forecasted expenses	4	-	-
Total return swaps	Stock-based compensation	(2)	-	-
Total		$20	$(3)	$-

For the three months ended September 30, 2012
Interest rate swaps	Forecasted liabilities	$8	$(3)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	16	-	-
Foreign currency forwards	Forecasted expenses	6	-	-
Total return swaps	Stock-based compensation	5	-	-
Total		$34	$(3)	$-

 Manulife Financial Corporation – Third Quarter 2013

For the nine months ended September 30, 2013	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(8)	$(9)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	102	-	-
Foreign currency forwards	Forecasted expenses	(6)	-	-
Total return swaps	Stock-based compensation	13	-	-
Total		$100	$(9)	$-

For the nine months ended September 30, 2012
Interest rate swaps	Forecasted liabilities	$12	$(9)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	11	-	-
Foreign currency forwards	Forecasted expenses	8	-	-
Total return swaps	Stock-based compensation	23	-	-
Total		$53	$(9)	$-

The Company anticipates that net losses of approximately $33 will be reclassified from AOCI to net income within the next twelve months. The maximum time frame for which variable cash flows are hedged is 30 years.

Hedges of net investments in net foreign operations
The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Hedging instruments in net investment hedging relationships
For the three months ended September 30, 2013	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$25	$-	$-
Total	$25	$-	$-

For the three months ended September 30, 2012
Currency swaps and interest rate swaps	$3	$-	$-
Non-functional currency denominated debt	39	-	-
Total	$42	$-	$-

For the nine months ended September 30, 2013
Currency swaps and interest rate swaps	$23	$-	$-
Non-functional currency denominated debt	(37)	-	-
Total	$(14)	$-	$-

For the nine months ended September 30, 2012
Currency swaps and interest rate swaps	$11	$-	$-
Non-functional currency denominated debt	37	-	-
Total	$48	$-	$-

Fair value of derivatives
The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (see note 7).

	Term to maturity
As at September 30, 2013	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$54	$318	$341	$9,070	$9,783
Derivative liabilities	41	333	378	7,117	7,869

As at December 31, 2012
Derivative assets	$69	$215	$396	$14,027	$14,707
Derivative liabilities	75	290	442	6,693	7,500

 Manulife Financial Corporation – Third Quarter 2013

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for all derivatives in qualifying hedge accounting and non-qualifying hedge accounting relationships are summarized in the following table

As at		September 30, 2013			December 31, 2012
			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$4,954	$95	$460	$6,726	$54	$1,352
	Foreign currency swaps	72	-	20	69	-	28
Cash flow hedges	Interest rate swaps	82	-	-	80	4	-
	Foreign currency swaps	781	-	68	776	-	147
	Forward contracts	169	3	-	182	9	-
	Equity contracts	112	12	-	77	4	3
Net investment hedges	Foreign currency swaps	-	-	-	160	-	23
Total derivatives in qualifying hedge accounting relationships		$6,170	$110	$548	$8,070	$71	$1,553

Non-qualifying hedge accounting relationships
	Interest rate swaps	$181,091	$9,280	$6,615	$150,738	$14,226	$5,489
	Interest rate futures	5,455	-	-	6,079	-	-
	Interest rate options	2,394	31	-	1,316	43	-
	Foreign currency swaps	6,539	183	431	6,681	348	439
	Currency rate futures	4,473	-	-	5,310	-	-
	Forward contracts	4,342	9	272	617	1	13
	Equity contracts	2,206	162	3	264	11	6
	Credit default swaps	314	8	-	264	7	-
	Equity futures	11,469	-	-	17,482	-	-
Total derivatives in non-qualifying hedge accounting relationships		$218,283	$9,673	$7,321	$188,751	$14,636	$5,947
Total derivatives		$224,453	$9,783	$7,869	$196,821	$14,707	$7,500

Derivatives not designated in qualifying hedge accounting relationships
The Company generally does not enter into derivative contracts for speculative purposes. Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives also is recorded through net income. Given the changes in fair value of these derivatives and hedged related risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective.

The effects of derivatives in non-qualifying hedge accounting relationships on the Consolidated Statements of Income are shown in the following table.

	three months ended		nine months ended
	September 30		September 30
For the	2013	2012	2013	2012
Non-qualifying hedge accounting relationships
Investment income (loss)
Interest rate swaps	$(1,022)	$121	$(5,974)	$1,357
Treasury locks	(92)	-	(266)	-
Credit default swaps	-	1	-	2
Stock futures	(859)	(907)	(2,966)	(2,005)
Currency futures	(50)	5	(112)	(6)
Interest rate futures	(16)	(26)	113	(104)
Interest rate options	(9)	(4)	(8)	1
Equity options	(16)	-	(43)	-
Total return swaps	7	9	110	(3)
Foreign currency swaps	15	95	(171)	72
Foreign currency forwards	(9)	3	(51)	(16)
Bond forwards	3	-	3	-
Total investment loss from derivatives in non-qualifying hedge accounting relationships	$(2,048)	$(703)	$(9,365)	$(702)

 Manulife Financial Corporation – Third Quarter 2013

Note 5 Fixed Deferred Annuity Coinsurance Transactions

In 2012, the Company entered into a coinsurance agreement, effective April 1, 2012, to reinsure 89 per cent of its book value fixed deferred annuity business from John Hancock U.S.A. and a separate agreement, effective July 1, 2012, to reinsure 90 per cent of its book value fixed deferred annuity business from John Hancock Life Insurance Company of New York.   Under the terms of both of these agreements, the Company maintains the responsibility for servicing of the policies.

The transactions were structured such that the Company ceded the actuarial liabilities and transferred related invested assets which included US$7,178 in cash and other invested assets backing the actuarial liabilities as premiums paid to the reinsurers in exchange for assuming these liabilities. Due to the significant size of these transactions, the premiums ceded are shown separately in the Consolidated Statements of Income.

Note 6 Policy Liabilities

The comprehensive review of valuation methods and assumptions is performed annually and is designed to minimize the Company’s exposure to uncertainty by managing both asset-related and liability-related risks.  This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience and margins that are appropriate for the risks assumed.  While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the valuation assumptions, which could be material.

In the third quarter of 2013, the completion of the annual review of actuarial methods and assumptions resulted in an increase in policy liabilities of $560, net of reinsurance. Net of the impacts on participating surplus and non-controlling interests, shareholders’ income decreased by $252 post-tax.

	three months ended		nine months ended
For the	September 30, 2013		September 30, 2013
	To policy liabilities	To net income attributed to shareholders	To policy liabilities	To net income attributed to shareholders
Assumption	Increase (decrease)	Increase (decrease)	Increase (decrease)	Increase (decrease)
Lapses and policyholder behaviour
U.S. Insurance premium persistency update	$320	$(208)	$320	$(208)
Insurance lapse updates	483	(242)	483	(242)
Variable annuity lapse update	101	(80)	101	(80)
U.S. Long-Term Care triennial review	18	(12)	18	(12)
Segregated fund parameters update	(220)	203	(220)	203
Other annual updates	(142)	87	11	(17)
Net impact	$560	$(252)	$713	$(356)

Lapses and policyholder behaviour
Premium persistency assumptions were adjusted in the U.S. for universal life and variable universal life products to reflect recent and expected future experience which led to a $208 charge to net income.

Lapse rates across several insurance business units were updated to reflect recent and expected future policyholder lapse experience. This included a review of the lapse experience for the Canadian individual insurance whole life and term products and certain whole life insurance products in Japan. Net of the impact on participating surplus this resulted in a $242 charge to net income.

Lapse rate assumptions were updated for a number of Variable Annuity contracts to reflect updated experience results, including reducing base lapse rates in Japan as contracts get closer to maturity. This resulted in a charge of $80 to net income.

U.S. Long-Term Care triennial review
U.S. Insurance completed a comprehensive long-term care experience study.  This included a review of mortality and morbidity experience, lapse experience, and of the reserve for in-force rate increases filed for as a result of the 2010 review. The net impact of the review was a $12 charge to net income.  This included several offsetting items as outlined below.

Expected claims costs increased primarily due to lower mortality, higher incidence rates, and claims periods longer than expected in policy liabilities. This increase in expected cost was offset by a number of items, including (i) the expected future premium increases resulting from this year’s review, (ii) actual experience on previously filed rate increases as the actual approval rate is higher than what was reflected in policy liabilities, (iii) method and modeling refinements largely related to the modeling of future tax cash flows, and (iv) updated lapse assumptions.

The expected future premium increases assumed in the policy liabilities resulted in a benefit of $1.0 billion to net income; this includes a total of $0.5 billion from future premium increases that are related to revised morbidity, mortality and lapse assumptions, while the remainder is a carryover from outstanding amounts from 2010 filings. Premium increases averaging approximately 25 per cent will be sought on about one half of the in-force business, excluding the carryover of 2010 amounts requested. U.S. Insurance have factored into its assumptions the estimated timing and amount of state approved premium increases. The actual experience obtaining price increases could be materially different than was assumed, resulting in further policy liability increases or releases which could be material.

 Manulife Financial Corporation – Third Quarter 2013

Segregated fund parameters update
Certain parameters used in the stochastic valuation of the segregated fund valuation were updated and resulted in a $203 benefit to net income. The primary updates were to the foreign exchange and bond fund parameters both of which were favourable. The bond parameter reviews included updates to interest rate and volatility assumptions. The impact of interest rate movements between the last review effective March 31, 2012 and March 31, 2013 led to a charge, which was more than offset by the impact of the increase in interest rates in the second quarter of 2013.

Other annual updates
The Company made a number of model refinements related to the projection of both asset and liability cash flows which led to a $137 benefit to net income.  This includes several offsetting items: a benefit due to a refinement in the modeling of guaranteed minimum withdrawal benefit products in U.S. Annuities; a benefit due to further clarity on the treatment of Canadian investment income tax, partially offset by a charge due to a refinement in the modeling of reinsurance contracts for Canadian individual insurance; and a charge due to aligning the modeling of swaps across all segments.

Mortality and Morbidity charges of $77 to net income were the result of the review of assumptions for multiple product lines.

The net impact of all other updates was a $27 benefit to net income, which included updates to investment return and future expense assumptions.

Third Quarter 2012 Annual Review
In the third quarter of 2012, the completion of the annual review of actuarial methods and assumptions resulted in an increase in policy liabilities of $1,568 net of reinsurance and a decrease in net income attributed to shareholders of $1,006 post-tax

	three months ended		nine months ended
For the	September 30, 2012		September 30, 2012
	To policy liabilities	To net income attributed to shareholders	To policy liabilities	To net income attributed to shareholders
Assumption	Increase (decrease)	Increase (decrease)	Increase (decrease)	Increase (decrease)
Related to updates to actuarial standards	$317	$(244)	$317	$(244)
Largely related to macro-economic environment(1)	1,871	(1,120)	2,864	(1,797)
Other annual updates	(620)	358	(648)	370
Net impact	$1,568	$(1,006)	$2,533	$(1,671)

(1)
Beginning in first quarter of 2013, the URR is calculated on a quarterly basis, whereas in 2012 it was included in the annual review of actuarial methods and assumptions, and amounted to $(677) post-tax.

Note 7 Risk Management

The Company’s risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in Note 10 of the Company’s 2012 Annual Consolidated Financial Statements as well as the Risk Management section of the Management Discussion and Analysis.

Market risk sensitivities related to variable annuity and segregated fund guarantees, publically traded equity performance risk and interest rate and spread risk are disclosed in sections D2 to D5 of the third quarter 2013 Management Discussion and Analysis.  These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”, and should be considered an integral part of these Interim Consolidated Financial Statements.

Credit risk
Credit quality
For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating.  These ratings are updated at least annually.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome.  The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the recorded investment by credit quality indicator.

As at September 30, 2013	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$693	$3,067	$5,448	$8,892	$842	$1,153	$20,095
Mortgages	2,083	2,445	6,516	8,216	593	216	20,069
Total	$2,776	$5,512	$11,964	$17,108	$1,435	$1,369	$40,164

As at December 31, 2012
Loans (excluding Manulife Bank of Canada)
Private placements	$697	$2,633	$5,709	$9,116	$835	$1,285	$20,275
Mortgages	2,301	2,024	3,781	10,749	631	357	19,843
Total	$2,998	$4,657	$9,490	$19,865	$1,466	$1,642	$40,118

 Manulife Financial Corporation – Third Quarter 2013

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”.  The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery.  Write-offs, net of recoveries, are deducted from the allowance for credit losses.  All impairments are captured in the allowance for credit losses.

The following table summarizes the recorded investment by credit quality indicator.

As at September 30, 2013	1	2	3	4 & lower	Total
Manulife Bank of Canada
Mortgages	$-	$9,252	$7,115	$111	$16,478
Bank loans	-	393	1,545	34	1,972
Total	$-	$9,645	$8,660	$145	$18,450

As at December 31, 2012
Manulife Bank of Canada
Mortgages	$-	$9,425	$5,718	$96	$15,239
Bank loans	-	398	1,714	30	2,142
Total	$-	$9,823	$7,432	$126	$17,381

Past due or credit impaired financial assets
The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS bonds. Impairment losses on AFS bonds are recognized in income when there is objective evidence of impairment. Impairment is considered to have occurred when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond. In addition, the Company reports as an impairment certain declines in the fair value of bonds designated as FVTPL which it deems represent an impairment.

The following table summarizes the carrying value or impaired value, in the case of impaired bonds, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at September 30, 2013	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Bonds
FVTPL	$-	$-	$-	$117	$-
AFS	-	1	1	11	-
Loans
Private placements	137	12	149	64	41
Mortgages and bank loans	83	24	107	37	21
Other financial assets	32	57	89	1	-
Total	$252	$94	$346	$230	$62

As at December 31, 2012
Bonds
FVTPL	$69	$-	$69	$156	$-
AFS	4	-	4	15	-
Loans
Private placements	102	12	114	83	35
Mortgages and bank loans	79	27	106	81	54
Other financial assets	67	43	110	2	-
Total	$321	$82	$403	$337	$89

Securities lending, repurchase and reverse repurchase transactions
The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at September 30, 2013, the Company had loaned securities (which are included in invested assets) with a market value of $1,605 (December 31, 2012 – $1,456). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments and undertakes repurchase transactions for short-term funding purposes.  As at September 30, 2013, the Company had engaged in reverse repurchase transactions of $864 (December 31, 2012 – $577) which are recorded as short-term receivables.  There were outstanding repurchase agreements of $746 as at September 30, 2013 (December 31, 2012 – $641) which are recorded as payables.

 Manulife Financial Corporation – Third Quarter 2013

Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash bond investing.  The Company will not write CDS protection in excess of its government bond holdings.  A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium.  CDS contracts typically have a five year term.

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at September 30, 2013	Notional Amount(2)	Fair Value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$36	$1	4
AA	98	3	3
A	180	4	4
Total single name CDSs	$314	$8	4
Total CDS protection sold	$314	$8	4

As at December 31, 2012
Single name CDSs(1)
Corporate debt
AAA	$25	$1	4
AA	85	3	4
A	144	3	4
BBB	10	-	5
Total single name CDSs	$264	$7	4
Total CDS protection sold	$264	$7	4

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the credit default swaps is weighted based on notional amounts.

The Company holds no purchased credit protection as at September 30, 2013 (December 31, 2012 – nil).

Derivatives
The Company’s point-in-time exposure to losses related to the credit risk of the counterparty of derivatives transactions is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in negative positions and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with counterparties rated A- or higher. As at September 30, 2013, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 12 per cent (December 31, 2012 – 19 per cent). As at September 30, 2013, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $2,043 (December 31, 2012 – $2,922). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (December 31, 2012 – nil).

Offsetting financial assets and financial liabilities
The Company does not offset financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties to manage credit risk exposure in accordance with Credit Support Annex agreements.  Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the assets the Company holds as collateral to offset against obligations to the same counterparty.

The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

 Manulife Financial Corporation – Third Quarter 2013

		Related amounts not set off in the Consolidated Statement of Financial Position
As at September 30, 2013	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative Assets	$10,168	$(6,378)	$(3,720)	$70	$70
Securities lending	1,605	-	(1,605)	-	-
Reverse repurchase agreements	864	(247)	(617)	-	-
Total financial assets	$12,637	$(6,625)	$(5,942)	$70	$70
Financial liabilities
Derivative liabilities	$(8,202)	$6,378	$1,649	$(175)	$(9)
Repurchase agreements	(746)	247	499	-	-
Total financial liabilities	$(8,948)	$6,625	$2,148	$(175)	$(9)

As at December 31, 2012
Financial assets
Derivative Assets	$15,216	$(6,648)	$(8,545)	$23	$23
Securities lending	1,456	-	(1,456)	-	-
Reverse repurchase agreements	577	(168)	(409)	-	-
Total financial assets	$17,249	$(6,816)	$(10,410)	$23	$23
Financial liabilities
Derivative liabilities	$(7,885)	$6,648	$925	$(312)	$(12)
Repurchase agreements	(641)	168	473	-	-
Total financial liabilities	$(8,526)	$6,816	$1,398	$(312)	$(12)

(1)
The Company does not offset financial instruments. Financial assets and liabilities in the table above include accrued interest of $372 and $333, respectively (December 31, 2012 – $513 and $385, respectively).

(2)
Financial and cash collateral excludes over-collateralization. As at September 30, 2013 the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $222, $307, $86 and nil, respectively (December 31, 2012 – $704,  $312, $75 and $5, respectively). As at September 30, 2013, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts.

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivatives contracts entered into with these trusts.

Note 8 Fair Value Measurement

The Company categorizes its fair value measurements according to a three level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of assets and liabilities. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the Consolidated Financial Statements in the Company’s 2012 Annual Report.

The following table presents fair values of the Company’s assets and liabilities measured at fair value in the Consolidated Statements of Financial Position, categorized by level under the fair value hierarchy.

 Manulife Financial Corporation – Third Quarter 2013

As at September 30, 2013	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$481	$-	$481	$-
AFS	9,973	-	9,973	-
Other	4,237	4,237	-	-
Bonds(1)
FVTPL
Canadian government and agency	13,422	-	12,682	740
U.S. government and agency	14,177	-	14,019	158
Other government and agency	11,491	-	10,659	832
Corporate	55,470	-	53,354	2,116
Residential mortgage/asset-backed securities	159	-	12	147
Commercial mortgage/asset-backed securities	945	-	727	218
Other securitized assets	1,649	-	1,553	96
AFS
Canadian government and agency	2,602	-	2,349	253
U.S. government and agency	8,651	-	8,648	3
Other government and agency	1,876	-	1,803	73
Corporate	4,153	-	3,982	171
Residential mortgage/asset-backed securities	380	-	348	32
Commercial mortgage/asset-backed securities	87	-	45	42
Other securitized assets	156	-	123	33
Equities
FVTPL	11,142	11,142	-	-
AFS	1,956	1,956	-	-
Real estate - investment property(2)	8,021	-	-	8,021
Other invested assets(3)	7,730	-	-	7,730
Derivative assets
Interest rate contracts	9,409	-	9,367	42
Foreign exchange contracts	192	-	191	1
Equity contracts	174	-	12	162
Credit default swaps	8	-	8	-
Segregated funds net assets(4)	225,842	206,501	17,156	2,185
Total assets carried at fair value	$394,383	$223,836	$147,492	$23,055
LIABILITIES
Derivative liabilities
Interest rate contracts	$7,346	$-	$7,306	$40
Foreign exchange contracts	520	-	497	23
Equity contracts	3	-	-	3
Credit default swaps	-	-	-	-
Investment contract liabilities	644	-	644	-
Total liabilities carried at fair value	$8,513	$-	$8,447	$66

(1)
Assets included in Level 3 consist primarily of bonds with maturities greater than 30 years for which the yield is not observable, as well as bonds where prices are only single quoted broker prices that are not provided publicly and therefore are not observable.

(2)
For investment property, the significant unobservable inputs are capitalization rate (ranging from 3.5% to 8.5% during the period), discount rate (ranging from 4.6% to 10%) and terminal capitalization rate (ranging from 5.1% to 9% during the period). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of investment property. Changes in fair value based on variations in unobservable input generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value include private equity and fixed income investments held primarily in power and infrastructure and timber sectors.  The significant inputs used in the valuation of the Company's power and infrastructure investments are future distributable cash flows, terminal values and discount rates.  Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 10% to 18%.  Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.25% to 6.25%. A range of prices for timber is not meaningful given the disparity in estimates by property.

(4)
Segregated funds net assets are recorded at fair value.  The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties valued by third party valuation service providers, as described above.

 Manulife Financial Corporation – Third Quarter 2013

For assets and liabilities not measured at fair value in the Consolidated Statements of Financial Position, the following table discloses summarized fair value information categorized by level in the preceding hierarchy, together with the related carrying values.

As at September 30, 2013	Carrying value	Total fair value	Level 1	Level 2	Level 3
ASSETS
Loans
Mortgages	$36,547	$38,188	$-	$38,188	$-
Private placements	20,095	21,195	-	17,934	3,261
Policy loans(1)	7,094	7,094	-	7,094	-
Bank loans(2)	1,972	1,979	-	1,979	-
Real estate - own use property(3)	790	1,452	-	-	1,452
Other invested assets(4)	5,080	5,164	19	-	5,145
Total assets disclosed at fair value	$71,578	$75,072	$19	$65,195	$9,858
LIABILITIES
Investment contract liabilities	$1,794	$1,865	$-	$1,865	$-
Long-term debt(5)	4,736	5,083	4,911	172	-
Liabilities for preferred shares and capital instruments(5)	4,119	4,387	2,214	2,173	-
Bank deposits(6)	19,315	19,390	-	19,390	-
Total liabilities disclosed at fair value	$29,964	$30,725	$7,125	$23,600	$-

(1)	The fair value of policy loans is equal to their unpaid principal balances (Level 2).

(2)
The fair value of fixed-rate bank loans is determined by discounting expected future cash flows at market interest rates for instruments with similar remaining terms and credit risks (Level 2).  Fair value for variable-rate bank loans is assumed to be their carrying values since there are no fixed spreads (Level 2).

(3)
Fair value of own use real estate and the level of the fair value hierarchy is calculated in accordance with the methodologies described for Real estate – investment property in note 2 of the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2013.

(4)	Other invested assets disclosed at fair value include $2,731 of leveraged leases which are shown at their carrying values as fair value is not routinely calculated on these instruments.

(5)
The fair value of the long-term debt and liabilities for preferred shares and capital instruments is determined using quoted market prices where available (Level 1).  When quoted market prices are not available the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

(6)	The fair value of bank deposits is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions (Level 2).

Transfers of Level 1 and Level 2 assets and liabilities
The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value.  Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market.  During the nine months ended September 30, 2013, the Company had no transfers from Level 1 to Level 2.  Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market.  The Company also had no transfers from Level 2 to Level 1 during nine months ended September 30, 2013.

Assets and liabilities measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The table below provides a fair value roll forward for the assets and liabilities measured at fair value for which significant unobservable inputs (Level 3) are used in the fair value measurement for the nine months ended September 30, 2013.  The Company classifies the fair values of assets and liabilities as Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

 Manulife Financial Corporation – Third Quarter 2013

Roll forward of invested assets measured at fair value using significant unobservable inputs (Level 3)

The following table presents a roll forward for all invested assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2013:

		Net realized / unrealized gains (losses) included in:						Transfers
	Balance as at July 1, 2013	Net income(1)	OCI(2)	Purchases	Issuances	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at September 30, 2013	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$473	$(7)	$-	$278	$-	$(4)	$-	$-	$-	$-	$740	$(7)
U.S. government & agency	166	(5)	-	-	-	-	-	-	-	(3)	158	(5)
Other government & agency	850	(6)	-	18	-	(8)	(4)	-	-	(18)	832	(6)
Corporate	2,021	(11)	-	152	-	(9)	-	-	-	(37)	2,116	(12)
Residential mortgage/asset-backed securities	157	2	-	-	-	-	(11)	-	-	(1)	147	-
Commercial mortgage/asset-backed securities	195	5	-	35	-	-	(10)	-	(1)	(6)	218	11
Other securitized assets	108	2	-	-	-	(1)	(9)	-	-	(4)	96	3
	$3,970	$(20)	$-	$483	$-	$(22)	$(34)	$-	$(1)	$(69)	$4,307	$(16)
AFS
Canadian government & agency	$263	$(7)	$(3)	$-	$-	$-	$-	$-	$-	$-	$253	$-
U.S. government & agency	3	-	-	-	-	-	-	-	-	-	3	-
Other government & agency	81	-	5	3	-	(4)	(2)	-	-	(10)	73	-
Corporate	189	(1)	(7)	2	-	-	(5)	-	-	(7)	171	-
Residential mortgage/asset-backed securities	34	2	(1)	-	-	-	(5)	-	-	2	32	-
Commercial mortgage/asset-backed securities	38	(3)	(1)	8	-	-	-	-	(1)	1	42	-
Other securitized assets	34	-	-	-	-	-	(2)	-	-	1	33	-
	$642	$(9)	$(7)	$13	$-	$(4)	$(14)	$-	$(1)	$(13)	$607	$-
Equities
AFS	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Real estate - investment property	$7,878	$14	$-	$234	$-	$(3)	$-	$-	$-	$(102)	$8,021	$13
Other invested assets	7,603	277	-	245	-	(145)	(112)	-	-	(138)	7,730	165
	$15,481	$291	$-	$479	$-	$(148)	$(112)	$-	$-	$(240)	$15,751	$178
Net derivatives	$96	$(2)	$(12)	$79	$-	$(13)	$-	$-	$-	$(9)	$139	$59
Segregated funds net assets	2,232	4	-	(1)	-	(3)	-	-	(1)	(46)	2,185	14
	$22,421	$264	$(19)	$1,053	$-	$(190)	$(160)	$-	$(3)	$(377)	$22,989	$235

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 16).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The following table presents a roll forward for all invested assets measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2013:

 Manulife Financial Corporation – Third Quarter 2013

		Net realized / unrealized gains (losses) included in:						Transfers
	Balance as at January 1, 2013	Net income(1)	OCI(2)	Purchases	Issuances	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at September 30, 2013	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$396	$(53)	$-	$401	$-	$(4)	$-	$-	$-	$-	$740	$(53)
U.S. government & agency	180	(28)	-	-	-	-	-	-	-	6	158	(28)
Other government & agency	800	(32)	-	107	-	(51)	(9)	-	-	17	832	(33)
Corporate	2,094	(91)	-	445	-	(53)	(59)	30	(237)	(13)	2,116	(84)
Residential mortgage/asset-backed securities	194	26	-	-	-	(41)	(42)	-	-	10	147	17
Commercial mortgage/asset-backed securities	203	16	-	35	-	(11)	(30)	-	(1)	6	218	29
Other securitized assets	135	30	-	-	-	(29)	(45)	-	-	5	96	2
	$4,002	$(132)	$-	$988	$-	$(189)	$(185)	$30	$(238)	$31	$4,307	$(150)
AFS
Canadian government & agency	$210	$(9)	$(24)	$274	$-	$(198)	$-	$-	$-	$-	$253	$-
U.S. government & agency	3	-	-	-	-	-	-	-	-	-	3	-
Other government & agency	69	1	4	34	-	(24)	(2)	-	-	(9)	73	-
Corporate	151	-	(16)	27	-	(19)	(12)	49	-	(9)	171	-
Residential mortgage/asset-backed securities	49	9	4	-	-	(16)	(19)	-	-	5	32	-
Commercial mortgage/asset-backed securities	40	(6)	3	8	-	(2)	(3)	-	(1)	3	42	-
Other securitized assets	41	2	1	-	-	(8)	(6)	-	-	3	33	-
	$563	$(3)	$(28)	$343	$-	$(267)	$(42)	$49	$(1)	$(7)	$607	$-
Equities
AFS	$-	$-	$-	$2	$-	$-	$-	$-	$(2)	$-	$-	$-
	$-	$-	$-	$2	$-	$-	$-	$-	$(2)	$-	$-	$-
Real estate - investment property	$7,724	$67	$-	$345	$-	$(234)	$-	$-	$-	$119	$8,021	$63
Other invested assets	6,830	425	(8)	688	-	(164)	(242)	5	(1)	197	7,730	318
	$14,554	$492	$(8)	$1,033	$-	$(398)	$(242)	$5	$(1)	$316	$15,751	$381
Net derivatives	$(6)	$(6)	$13	$170	$-	$(56)	$-	$-	$15	$9	$139	$115
Segregated funds net assets	2,212	(81)	-	28	-	(47)	-	(1)	-	74	2,185	80
	$21,325	$270	$(23)	$2,564	$-	$(957)	$(469)	$83	$(227)	$423	$22,989	$426

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 16).

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.

(3)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The Company may hedge positions with offsetting positions that are classified in a different level.

The transfers into Level 3 primarily result from securities that were impaired during the period or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond.

Note 9 Long-Term Debt

	September 30,	December 31,
As at	2013	2012
3.40% Senior notes (US$600)	$616	$595
4.90% Senior notes (US$500)	512	494
4.079% Medium term notes	898	898
4.896% Medium term notes	999	999
7.768% Medium term notes	598	598
5.161% Medium term notes	549	549
5.505% Medium term notes	399	399
4.67% Medium term notes (1)	-	350
Promissory note to Manulife Finance (Delaware), L.P. ("MFLP")	150	150
Other notes payable	15	14
Total	$4,736	$5,046

(1)	On March 28, 2006, MFC issued $350 in 4.67% medium term notes which matured on March 28, 2013.

Issue costs are amortized over the term of the debt.

 Manulife Financial Corporation – Third Quarter 2013

Note 10 Liabilities for Preferred Shares and Capital Instruments

	September 30,	December 31,
As at	2013	2012
Preferred shares - Class A Shares, Series 1	$344	$344
Senior debenture notes payable to Manulife Financial Capital Trust II	1,000	1,000
Surplus notes - 7.375% U.S. dollar	485	470
Subordinated debentures - 4.21% fixed/floating Canadian dollar	548	548
Subordinated debentures - 4.165% fixed/floating Canadian dollar	498	497
Subordinated debentures - 2.819% fixed/floating Canadian dollar	199	-
Subordinated notes payable to MFLP	1,045	1,044
Total	$4,119	$3,903

On February 25, 2013, MLI issued $200 in subordinated fixed/floating debentures, which mature on February 26, 2023. The debentures are guaranteed by MFC on a subordinated basis. The debentures bear interest at a fixed rate of 2.819% per annum, payable semi-annually for five years and thereafter at the 90-day Bankers’ Acceptance rate plus 0.95%,  payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 26, 2018, at par, together with accrued and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

Note 11 Share Capital and Earnings Per Share

Common shares
As at September 30, 2013, there were 36 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2012 – 34 million).

For the Number of common shares (in millions)	nine months ended September 30, 2013	year ended December 31, 2012
Balance, beginning of period	1,828	1,801
Issued under dividend reinvestment and share purchase plans	15	27
Balance, end of period	1,843	1,828

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		nine months ended
	September 30		September 30
For the	2013	2012	2013	2012
Weighted average number of common shares (in millions)	1,839	1,816	1,834	1,809
Dilutive stock-based awards (1) (in millions)	4	-	3	2
Dilutive convertible instruments (2) (in millions)	21	-	23	-
Weighted average number of diluted common shares (3) (in millions)	1,864	1,816	1,860	1,811

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)
The holders of the convertible preferred shares have the right to redeem these instruments for MFC shares prior to the conversion date. Prior to the redemption of the Manulife Capital Securities series A and B on June 30, 2012, the holders had the right to redeem those instruments for MFC shares.

(3)
For the three months ended September 30, 2012, the dilutive effect calculation utilizes the basic weighted average number of common shares because the loss for the period results in all awards being anti-dilutive.

Earnings (loss) per share	three months ended		nine months ended
	September 30		September 30
	2013	2012	2013	2012
Basic earnings (loss) per common share	$0.54	$(0.13)	$0.95	$0.36
Diluted earnings (loss) per common share	$0.54	$(0.13)	$0.94	$0.36

 Manulife Financial Corporation – Third Quarter 2013

Preferred shares

	September 30,	December 31,
As at	2013	2012
Class A Shares, Series 2	$344	$344
Class A Shares, Series 3	294	294
Class A Shares, Series 4	442	442
Class 1 Shares, Series 1	342	342
Class 1 Shares, Series 3	196	196
Class 1 Shares, Series 5	195	195
Class 1 Shares, Series 7	244	244
Class 1 Shares, Series 9	244	244
Class 1 Shares, Series 11	196	196
Class 1 Shares, Series 13	196	-
Total	$2,693	$2,497
On June 21, 2013, MFC issued 8 million Class 1 Shares Series 13 (“Class 1 Series 13 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $200.  The Class 1 Series 13 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 3.80% until September 19, 2018 after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 2.22%.  On September 19, 2018 and on September 19 every five years thereafter, the Class 1 Series 13 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 14 (“Class 1 Series 14 Preferred Shares”).  The Class 1 Series 14 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 2.22%.  Subject to regulatory approval, MFC may redeem the Class 1 Series 13 Preferred Shares, in whole or in part, at par, on September 19, 2018 and on September 19 every five years thereafter.

Note 12 Goodwill Impairment

In the third quarter of 2012, the Company determined that the goodwill allocated to the Canadian Individual Life CGU was impaired by $200.  The $200 non-cash impairment charge has been recorded in the Corporate and Other segment (see note 15).

Note 13 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended September 30,	2013	2012(1)	2013	2012(1)
Defined benefit current service cost	$7	$8	$-	$-
Defined benefit administrative expenses	1	1	-	-
Past service cost - plan amendments	-	-	-	-
Past service cost - curtailments	-	-	-	-
Service cost	$8	$9	$-	$-
Interest on net defined benefit (asset) liability	8	9	2	3
Defined benefit cost	$16	$18	$2	$3
Defined contribution cost	12	13	-	-
Net benefit cost	$28	$31	$2	$3

(1)
Restated due to accounting changes described in note 2 of the Company’s Interim Consolidated Financial statements for the three months ended March 31, 2013, resulting in a decrease in net benefit cost of $24 for pension plans and an increase of $3 for retiree welfare plans.

	Pension plans		Retiree welfare plans
For the nine months ended September 30,	2013	2012(1)	2013	2012(1)
Defined benefit current service cost	$24	$24	$2	$2
Defined benefit administrative expenses	3	3	-	-
Past service cost - plan amendments	-	-	3	-
Past service cost - curtailments	8	-	-	-
Service cost	$35	$27	$5	$2
Interest on net defined benefit (asset) liability	23	28	6	9
Defined benefit cost	$58	$55	$11	$11
Defined contribution cost	41	41	-	-
Net benefit cost	$99	$96	$11	$11

(1)
Restated due to accounting changes described in note 2 of the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2013, resulting in a decrease in net benefit cost of $72 for pension plans and an increase of $9 for retiree welfare plans.

 Manulife Financial Corporation – Third Quarter 2013

Note 14 Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date.

The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Guarantees
Guarantees regarding Manulife Finance (Delaware), L.P.
MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and the $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned financing trust.  The Company does not consolidate these debentures; however, the Company does have obligations in the same total principal amounts to MFLP and a subsidiary of MFLP.

Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  On November 18, 2011, MFC provided a subordinated guarantee of the $550 subordinated debentures issued by MLI the same day.  On February 17, 2012, MFC provided a subordinated guarantee of the $500 subordinated debentures issued by MLI the same day. On February 25, 2013, MFC provided a subordinated guarantee of the $200 subordinated debentures issued by MLI the same day.

The following table sets forth certain condensed consolidating financial information for MFC and MFLP.

For the three months ended September 30, 2013	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts (1)
Total revenue	$71	$14	$6,223	$217	$(237)	$6,288
Net income (loss) attributed to shareholders	1,034	-	1,118	(100)	(1,018)	1,034

For the three months ended September 30, 2012
Total revenue	$89	$12	$7,429	$599	$(530)	$7,599
Net income (loss) attributed to shareholders	(211)	(1)	(356)	117	240	(211)

For the nine months ended September 30, 2013
Total revenue	$191	$61	$12,068	$(560)	$322	$12,082
Net income (loss) attributed to shareholders	1,833	12	2,253	(439)	(1,826)	1,833

For the nine months ended September 30, 2012
Total revenue	$253	$46	$22,087	$2,039	$(1,774)	$22,651
Net income (loss) attributed to shareholders	733	2	809	(146)	(665)	733

As at September 30, 2013
Invested assets	$1	$3	$226,854	$3,628	$(150)	$230,336
Total other assets	42,882	1,506	53,674	29,751	(85,774)	42,039
Segregated funds net assets	-	-	225,842	-	-	225,842
Insurance contract liabilities	-	-	192,854	11,919	(11,511)	193,262
Investment contract liabilities	-	-	2,437	-	-	2,437
Segregated funds net liabilities	-	-	225,842	-	-	225,842
Total other liabilities	16,414	1,345	53,097	20,903	(41,964)	49,795

As at December 31, 2012
Invested assets	$22	$2	$225,442	$3,657	$(1)	$229,122
Total other assets	30,473	1,613	58,504	9,889	(52,603)	47,876
Segregated funds net assets	-	-	207,985	-	-	207,985
Insurance contract liabilities	-	-	198,671	12,334	(11,417)	199,588
Investment contract liabilities	-	-	2,420	-	-	2,420
Segregated funds net liabilities	-	-	207,985	-	-	207,985
Total other liabilities	5,783	1,463	53,121	440	(10,976)	49,831

(1)	Since MFLP is not consolidated into the results of MFC consolidated, the results of MFLP have been eliminated in the consolidated adjustments column.

Guarantees regarding John Hancock Life Insurance Company (U.S.A.)
Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) are outlined in note 17.

 Manulife Financial Corporation – Third Quarter 2013

Note 15 Segmented Information

The Company’s reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenues from the Company’s divisions are derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is comprised of the Investment Division’s external asset management business; earnings on assets backing capital, net of amounts allocated to operating divisions; changes in actuarial methods and assumptions; the property and casualty and run-off reinsurance operations; and other non-operating items.

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
September 30, 2013	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,471	$800	$1,625	$21	$3,917
Annuities and pensions	151	148	213	-	512
Net premium income	$1,622	$948	$1,838	$21	$4,429
Net investment income (loss)	349	150	(159)	(464)	(124)
Other revenue	390	498	1,033	62	1,983
Total revenue	$2,361	$1,596	$2,712	$(381)	$6,288
Contract benefits and expenses
Life and health insurance	$1,251	$572	$680	$398	$2,901
Annuities and pensions	54	(153)	(355)	-	(454)
Net benefits and claims	$1,305	$419	$325	$398	$2,447
Interest expense	20	87	9	149	265
Other expenses	519	766	1,025	148	2,458
Total contract benefits and expenses	$1,844	$1,272	$1,359	$695	$5,170
Income (loss) before income taxes	$517	$324	$1,353	$(1,076)	$1,118
Income tax recovery (expense)	(28)	(23)	(425)	304	(172)
Net income (loss)	$489	$301	$928	$(772)	$946
Less net income (loss) attributed to:
Non-controlling interests	4	-	-	16	20
Participating policyholders	5	(113)	-	-	(108)
Net income (loss) attributed to shareholders	$480	$414	$928	$(788)	$1,034

For the three months ended
September 30, 2012
Revenue
Premium income
Life and health insurance	$1,503	$770	$1,114	$26	$3,413
Annuities and pensions	203	105	265	-	573
Net premium income prior to FDA coinsurance	$1,706	$875	$1,379	$26	$3,986
Premiums ceded relating to FDA coinsurance (note 5)	-	-	(1,799)	-	(1,799)
Net investment income (loss)	785	1,378	1,679	(247)	3,595
Other revenue	251	626	896	44	1,817
Total revenue	$2,742	$2,879	$2,155	$(177)	$7,599
Contract benefits and expenses
Life and health insurance	$1,579	$1,543	$2,060	$1,364	$6,546
Annuities and pensions	28	376	(1,475)	-	(1,071)
Net benefits and claims	$1,607	$1,919	$585	$1,364	$5,475
Interest expense	17	74	30	118	239
Other expenses	508	765	927	364	2,564
Total contract benefits and expenses	$2,132	$2,758	$1,542	$1,846	$8,278
Income (loss) before income taxes	$610	$121	$613	$(2,023)	$(679)
Income tax recovery (expense)	(26)	65	(175)	496	360
Net income (loss)	$584	$186	$438	$(1,527)	$(319)
Less net income (loss) attributed to:
Non-controlling interests	8	-	-	(9)	(1)
Participating policyholders	85	(192)	-	-	(107)
Net income (loss) attributed to shareholders	$491	$378	$438	$(1,518)	$(211)

 Manulife Financial Corporation – Third Quarter 2013

As at and for the nine months ended	Asia	Canadian	U.S.	Corporate
September 30, 2013	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$4,373	$2,382	$4,693	$65	$11,513
Annuities and pensions	736	426	712	-	1,874
Net premium income	$5,109	$2,808	$5,405	$65	$13,387
Net investment income (loss)	423	(871)	(5,176)	(1,995)	(7,619)
Other revenue	1,102	2,019	2,981	212	6,314
Total revenue	$6,634	$3,956	$3,210	$(1,718)	$12,082
Contract benefits and expenses
Life and health insurance	$3,187	$1,756	$(589)	$596	$4,950
Annuities and pensions	(55)	(777)	(2,140)	-	(2,972)
Net benefits and claims	$3,132	$979	$(2,729)	$596	$1,978
Interest expense	57	328	35	448	868
Other expenses	1,533	2,317	2,990	503	7,343
Total contract benefits and expenses	$4,722	$3,624	$296	$1,547	$10,189
Income (loss) before income taxes	$1,912	$332	$2,914	$(3,265)	$1,893
Income tax recovery (expense)	(87)	55	(831)	779	(84)
Net income (loss)	$1,825	$387	$2,083	$(2,486)	$1,809
Less net income (loss) attributed to:
Non-controlling interests	23	-	-	13	36
Participating policyholders	8	(68)	-	-	(60)
Net income (loss) attributed to shareholders	$1,794	$455	$2,083	$(2,499)	$1,833
Total assets	$61,949	$132,645	$282,838	$20,785	$498,217

As at and for the nine months ended
September 30, 2012
Revenue
Premium income
Life and health insurance	$4,441	$2,249	$3,838	$77	$10,605
Annuities and pensions	1,020	402	922	-	2,344
Net premium income prior to FDA coinsurance	$5,461	$2,651	$4,760	$77	$12,949
Premiums ceded relating to FDA coinsurance (note 5)	-	-	(7,227)	-	(7,227)
Net investment income (loss)	1,971	3,424	6,459	(577)	11,277
Other revenue	719	2,070	2,708	155	5,652
Total revenue	$8,151	$8,145	$6,700	$(345)	$22,651
Contract benefits and expenses
Life and health insurance	$4,432	$3,878	$7,253	$2,229	$17,792
Annuities and pensions	664	997	(5,079)	-	(3,418)
Net benefits and claims	$5,096	$4,875	$2,174	$2,229	$14,374
Interest expense	52	266	52	454	824
Other expenses	1,585	2,295	2,774	647	7,301
Total contract benefits and expenses	$6,733	$7,436	$5,000	$3,330	$22,499
Income (loss) before income taxes	$1,418	$709	$1,700	$(3,675)	$152
Income tax recovery (expense)	(49)	31	(507)	1,003	478
Net income (loss)	$1,369	$740	$1,193	$(2,672)	$630
Less net income (loss) attributed to:
Non-controlling interests	27	-	-	(7)	20
Participating policyholders	55	(178)	-	-	(123)
Net income (loss) attributed to shareholders	$1,287	$918	$1,193	$(2,665)	$733
Total assets	$63,827	$128,605	$268,001	$19,200	$479,633

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

 Manulife Financial Corporation – Third Quarter 2013

By geographic location
For the three months ended
September 30, 2013	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$1,485	$681	$1,625	$126	$3,917
Annuities and pensions	151	148	213	-	512
Net premium income	$1,636	$829	$1,838	$126	$4,429
Net investment income (loss)	98	111	(337)	4	(124)
Other revenue	387	517	1,079	-	1,983
Total revenue	$2,121	$1,457	$2,580	$130	$6,288

For the three months ended
September 30, 2012
Revenue
Premium income
Life and health insurance	$1,517	$652	$1,116	$128	$3,413
Annuities and pensions	203	105	265	-	573
Net premium income	$1,720	$757	$1,381	$128	$3,986
Premium ceded relating to FDA coinsurance	-	-	(1,799)	-	(1,799)
Net investment income (loss)	684	1,369	1,526	16	3,595
Other revenue	254	629	946	(12)	1,817
Total revenue	$2,658	$2,755	$2,054	$132	$7,599

For the nine months ended
September 30, 2013
Revenue
Premium income
Life and health insurance	$4,417	$2,019	$4,693	$384	$11,513
Annuities and pensions	736	426	712	-	1,874
Net premium income	$5,153	$2,445	$5,405	$384	$13,387
Net investment income (loss)	(827)	(823)	(5,979)	10	(7,619)
Other revenue	1,095	2,040	3,150	29	6,314
Total revenue	$5,421	$3,662	$2,576	$423	$12,082

For the nine months ended
September 30, 2012
Revenue
Premium income
Life and health insurance	$4,482	$1,901	$3,844	$378	$10,605
Annuities and pensions	1,020	402	922	-	2,344
Net premium income	$5,502	$2,303	$4,766	$378	$12,949
Premium ceded relating to FDA coinsurance	-	-	(7,227)	-	(7,227)
Net investment income (loss)	1,682	3,383	6,153	59	11,277
Other revenue	754	2,065	2,827	6	5,652
Total revenue	$7,938	$7,751	$6,519	$443	$22,651

 Manulife Financial Corporation – Third Quarter 2013

Note 16 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”). The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

As at	September 30, 2013	December 31, 2012
Investments at market value
Cash and short-term securities	$1,495	$2,099
Bonds	2,797	2,718
Equities	10,635	9,798
Mutual funds	208,739	191,159
Other investments	2,441	2,519
Accrued investment income	64	77
Other liabilities, net	(167)	(219)
Total segregated funds net assets	$226,004	$208,151
Composition of segregated funds net assets
Held by policyholders	$225,842	$207,985
Held by Company (seed money reported in other invested assets)	162	166
Total segregated funds net assets	$226,004	$208,151

Changes in segregated funds net assets

	three months ended September 30		nine months ended September 30
For the	2013	2012	2013	2012
Net policyholder cash flow
Deposits from policyholders	$5,261	$5,539	$16,878	$17,456
Net transfers to general fund	(181)	(146)	(442)	(533)
Payments to policyholders	(6,995)	(5,712)	(20,758)	(17,574)
	$(1,915)	$(319)	$(4,322)	$(651)
Investment related
Interest and dividends	$469	$946	$1,232	$1,735
Net realized and unrealized investment gains (losses)	9,991	7,711	20,178	16,635
	$10,460	$8,657	$21,410	$18,370
Other
Management and administration fees	$(885)	$(832)	$(2,762)	$(2,631)
Impact of changes in foreign exchange rates	(3,775)	(5,228)	3,527	(5,305)
	$(4,660)	$(6,060)	$765	$(7,936)
Net additions (deductions)	$3,885	$2,278	$17,853	$9,783
Segregated funds net assets, beginning of period	222,119	203,563	208,151	196,058
Segregated funds net assets, end of period	$226,004	$205,841	$226,004	$205,841

Information regarding the determination of the fair values of assets held by the segregated funds is included in note 8.

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. Investment returns on these products belong to the policyholders; accordingly, the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products.

The liabilities related to the guarantees associated with these products are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. For information regarding the risks associated with variable annuity and segregated fund guarantees see section D2 of the third quarter 2013 Management Discussion and Analysis.

 Manulife Financial Corporation – Third Quarter 2013

Note 17 Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these interim consolidated financial statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 of the Company’s 2012 Annual Consolidated Financial Statements.

Condensed Consolidating Statement of Financial Position
As at September 30, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Assets
Invested assets	$1	$88,138	$142,401	$(204)	$230,336
Investments in unconsolidated subsidiaries	32,346	4,447	22,711	(59,504)	-
Reinsurance assets	-	26,800	6,371	(15,696)	17,475
Other assets	10,536	18,355	35,207	(39,534)	24,564
Segregated funds net assets	-	140,942	87,115	(2,215)	225,842
Total assets	$42,883	$278,682	$293,805	$(117,153)	$498,217
Liabilities and equity
Insurance contract liabilities	$-	$103,091	$106,508	$(16,337)	$193,262
Investment contract liabilities and deposits	-	1,402	1,040	(5)	2,437
Other liabilities	11,499	19,495	48,630	(38,684)	40,940
Long-term debt	4,571	-	15	150	4,736
Liabilities for preferred shares and capital instruments	344	1,041	13,394	(10,660)	4,119
Segregated funds net liabilities	-	140,942	87,115	(2,215)	225,842
Shareholders' equity	26,469	12,711	36,693	(49,404)	26,469
Participating policyholders' equity	-	-	86	-	86
Non-controlling interests	-	-	324	2	326
Total liabilities and equity	$42,883	$278,682	$293,805	$(117,153)	$498,217

Condensed Consolidating Statement of Financial Position
As at December 31, 2012	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Assets
Invested assets	$22	$87,557	$141,612	$(69)	$229,122
Investments in unconsolidated subsidiaries	30,069	3,991	11,419	(45,479)	-
Reinsurance assets	-	29,320	6,785	(17,424)	18,681
Other assets	404	21,270	25,866	(18,345)	29,195
Segregated funds net assets	-	127,717	82,339	(2,071)	207,985
Total assets	$30,495	$269,855	$268,021	$(83,388)	$484,983
Liabilities and equity
Insurance contract liabilities	$-	$107,585	$110,057	$(18,054)	$199,588
Investment contract liabilities and deposits	-	1,417	1,009	(6)	2,420
Other liabilities	557	20,709	36,777	(17,161)	40,882
Long-term debt	4,882	-	14	150	5,046
Liabilities for preferred shares and capital instruments	344	1,008	3,366	(815)	3,903
Segregated funds net liabilities	-	127,717	82,339	(2,071)	207,985
Shareholders' equity	24,712	11,419	33,934	(45,353)	24,712
Participating policyholders' equity	-	-	146	-	146
Non-controlling interests	-	-	379	(78)	301
Total liabilities and equity	$30,495	$269,855	$268,021	$(83,388)	$484,983

 Manulife Financial Corporation – Third Quarter 2013

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
September 30, 2013
Revenue
Net premium income	$-	$1,277	$3,151	$1	$4,429
Net investment income (loss)	69	(222)	356	(327)	(124)
Net other revenue	2	412	1,448	121	1,983
Total revenue	$71	$1,467	$4,955	$(205)	$6,288
Policy benefits and expenses
Net benefits and claims	$-	$731	$1,279	$437	$2,447
Commissions, investment and general expenses	2	690	2,005	(312)	2,385
Other expenses	70	84	514	(330)	338
Total policy benefits and expenses	$72	$1,505	$3,798	$(205)	$5,170
Income (loss) before income taxes	$(1)	$(38)	$1,157	$-	$1,118
Income tax (expense) recovery	(1)	58	(229)	-	(172)
Income (loss) after income taxes	$(2)	$20	$928	$-	$946
Equity in net income (loss) of unconsolidated subsidiaries	1,036	262	282	(1,580)	-
Net income (loss)	$1,034	$282	$1,210	$(1,580)	$946
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$20	$-	$20
Participating policyholders	-	(7)	(108)	7	(108)
Shareholders	1,034	289	1,298	(1,587)	1,034
	$1,034	$282	$1,210	$(1,580)	$946

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
September 30, 2012
Revenue
Net premium income	$-	$858	$1,329	$-	$2,187
Net investment income (loss)	85	1,187	2,670	(347)	3,595
Net other revenue	4	458	2,018	(663)	1,817
Total revenue	$89	$2,503	$6,017	$(1,010)	$7,599
Policy benefits and expenses
Net benefits and claims	$-	$1,875	$3,945	$(345)	$5,475
Commissions, investment and general expenses	2	669	1,958	(336)	2,293
Goodwill impairment	-	-	200	-	200
Other expenses	74	81	484	(329)	310
Total policy benefits and expenses	$76	$2,625	$6,587	$(1,010)	$8,278
Income (loss) before income taxes	$13	$(122)	$(570)	$-	$(679)
Income tax (expense) recovery	(4)	88	276	-	360
Income (loss) after income taxes	$9	$(34)	$(294)	$-	$(319)
Equity in net income (loss) of unconsolidated subsidiaries	(220)	(28)	(62)	310	-
Net income (loss)	$(211)	$(62)	$(356)	$310	$(319)
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$(1)	$-	$(1)
Participating policyholders	-	(18)	(104)	15	(107)
Shareholders	(211)	(44)	(251)	295	(211)
	$(211)	$(62)	$(356)	$310	$(319)

 Manulife Financial Corporation – Third Quarter 2013

Condensed Consolidating Statement of Income
For the nine months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
September 30, 2013
Revenue
Net premium income	$-	$3,772	$9,481	$134	$13,387
Net investment income (loss)	194	(4,728)	(2,142)	(943)	(7,619)
Net other revenue	(3)	1,095	3,206	2,016	6,314
Total revenue	$191	$139	$10,545	$1,207	$12,082
Policy benefits and expenses
Net benefits and claims	$-	$(2,717)	$1,601	$3,094	$1,978
Commissions, investment and general expenses	18	2,058	5,962	(932)	7,106
Other expenses	211	263	1,586	(955)	1,105
Total policy benefits and expenses	$229	$(396)	$9,149	$1,207	$10,189
Income (loss) before income taxes	$(38)	$535	$1,396	$-	$1,893
Income tax (expense) recovery	8	(10)	(82)	-	(84)
Income (loss) after income taxes	$(30)	$525	$1,314	$-	$1,809
Equity in net income (loss) of unconsolidated subsidiaries	1,863	425	950	(3,238)	-
Net income (loss)	$1,833	$950	$2,264	$(3,238)	$1,809
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$37	$(1)	$36
Participating policyholders	-	(3)	(62)	5	(60)
Shareholders	1,833	953	2,289	(3,242)	1,833
	$1,833	$950	$2,264	$(3,238)	$1,809

Condensed Consolidating Statement of Income
For the nine months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
September 30, 2012
Revenue
Net premium income	$-	$(2,014)	$7,736	$-	$5,722
Net investment income (loss)	248	5,103	6,937	(1,011)	11,277
Net other revenue	5	1,332	6,438	(2,123)	5,652
Total revenue	$253	$4,421	$21,111	$(3,134)	$22,651
Policy benefits and expenses
Net benefits and claims	$-	$1,884	$13,636	$(1,146)	$14,374
Commissions, investment and general expenses	14	2,015	5,883	(1,032)	6,880
Goodwill impairment	-	-	200	-	200
Other expenses	228	261	1,512	(956)	1,045
Total policy benefits and expenses	$242	$4,160	$21,231	$(3,134)	$22,499
Income (loss) before income taxes	$11	$261	$(120)	$-	$152
Income tax (expense) recovery	(2)	54	426	-	478
Income (loss) after income taxes	$9	$315	$306	$-	$630
Equity in net income (loss) of unconsolidated subsidiaries	724	(16)	299	(1,007)	-
Net income (loss)	$733	$299	$605	$(1,007)	$630
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$22	$(2)	$20
Participating policyholders	-	(39)	(122)	38	(123)
Shareholders	733	338	705	(1,043)	733
	$733	$299	$605	$(1,007)	$630

 Manulife Financial Corporation – Third Quarter 2013

Consolidating Statement of Cash Flows
For the nine months ended September 30, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,833	$950	$2,264	$(3,238)	$1,809
Adjustments for non-cash items in net income (loss)
Equity in net income of unconsolidated subsidiaries	(1,863)	(425)	(950)	3,238	-
Increase (decrease) in insurance contract liabilities	-	(6,489)	(2,125)	-	(8,614)
Increase (decrease) in investment contract liabilities	-	40	81	-	121
(Increase) decrease in reinsurance assets, net of premium ceded relating to FDA coinsurance (note 5)	-	2,056	(1,055)	-	1,001
Amortization of premium/discount on invested assets	-	(2)	17	-	15
Other amortization	(1)	66	247	-	312
Net realized and unrealized (gains) losses on assets supporting policy liabilities	-	7,853	5,249	-	13,102
Net realized losses, impairments and other on assets backing surplus	6	170	1,677	-	1,853
Deferred income tax expense (recovery)	(8)	(80)	(212)	-	(300)
Stock option expense	-	3	10	-	13
Net income (loss) adjusted for non-cash items	$(33)	$4,142	$5,203	$-	$9,312
Changes in policy related and operating receivables and payables	(170)	(2,921)	1,815	-	(1,276)
Cash provided by (used in) operating activities	$(203)	$1,221	$7,018	$-	$8,036
Investing activities
Purchases and mortgage advances	$-	$(15,186)	$(35,894)	$-	$(51,080)
Disposals and repayments	-	15,055	28,809	-	43,864
Changes in investment broker net receivables and payables	-	(34)	(133)	-	(167)
Investment in common shares of subsidiaries	(206)	-	-	206	-
Net cash decrease from purchase of subsidiary	-	-	(73)	-	(73)
Redemption of preferred shares of subsidiaries	80	-	-	(80)	-
Capital contribution to unconsolidated subsidiaries	-	(93)	-	93	-
Return of capital from unconsolidated subsidiaries	-	216	-	(216)	-
Notes receivable from parent	-	-	(11,314)	11,314	-
Notes receivable from subsidiaries	(10,287)	3	-	10,284	-
Cash provided by (used in) by investing activities	$(10,413)	$(39)	$(18,605)	$21,601	$(7,456)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$-	$(398)	$592	$-	$194
Repayment of long-term debt	(350)	-	-	-	(350)
Issue of capital instruments, net	-	-	199	-	199
Net redemption of investment contract liabilities	-	(103)	(75)	-	(178)
Funds repaid, net	-	(4)	(122)	-	(126)
Secured borrowings from securitization transactions	-	-	250	-	250
Changes in bank deposits, net	-	-	455	-	455
Shareholder dividends paid in cash	(570)	-	-	-	(570)
Contributions from (distributions to) non-controlling interests, net	-	-	(11)	-	(11)
Common shares issued, net	5	-	206	(206)	5
Preferred shares issues, net	196	-	(80)	80	196
Gain (loss) on intercompany transaction	-	28	(28)	-	-
Capital contributions by parent	-	-	93	(93)	-
Return of capital to parent	-	-	(216)	216	-
Notes payable to parent	-	-	10,284	(10,284)	-
Notes payable to subsidiaries	11,314	-	-	(11,314)	-
Cash provided by (used in) financing activities	$10,595	$(477)	$11,547	$(21,601)	$64
Cash and short-term securities
Increase (decrease) during the period	$(21)	$705	$(40)	$-	$644
Effect of foreign exchange rate changes on cash and short-term securities	-	127	36	-	163
Balance, beginning of period	22	3,747	9,078	-	12,847
Balance, end of period	$1	$4,579	$9,074	$-	$13,654
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$22	$4,122	$9,336	$-	$13,480
Net payments in transit, included in other liabilities	-	(375)	(258)	-	(633)
Net cash and short-term securities, beginning of period	$22	$3,747	$9,078	$-	$12,847
End of period
Gross cash and short-term securities	$1	$4,906	$9,784	$-	$14,691
Net payments in transit, included in other liabilities	-	(327)	(710)	-	(1,037)
Net cash and short-term securities, end of period	$1	$4,579	$9,074	$-	$13,654
Supplemental disclosures on cash flow information:
Interest received	$4	$3,037	$3,390	$(13)	$6,418
Interest paid	$209	$63	$872	$(382)	$762
Income taxes paid	$-	$233	$230	$-	$463

 Manulife Financial Corporation – Third Quarter 2013

Consolidating Statement of Cash Flows
For the nine months ended September 30, 2012	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Operating activities
Net income (loss)	$733	$299	$605	$(1,007)	$630
Adjustments for non-cash items in net income (loss)
Equity in net income of unconsolidated subsidiaries	(724)	16	(299)	1,007	-
Increase (decrease) in insurance contract liabilities	-	6,089	7,314	-	13,403
Increase (decrease) in investment contract liabilities	-	28	21	-	49
(Increase) decrease in reinsurance assets, net of premium ceded relating to FDA coinsurance (note 5)	-	(2,225)	1,233	-	(992)
Amortization of premium/discount on invested assets	-	9	12	-	21
Other amortization	(1)	63	221	-	283
Net realized and unrealized (gains) losses on assets supporting policy liabilities	-	(1,786)	(2,872)	-	(4,658)
Net realized losses, impairments and other on assets backing surplus	9	230	71	-	310
Deferred income tax expense (recovery)	2	33	(685)	-	(650)
Stock option expense	-	4	11	-	15
Goodwill impairment	-	-	200	-	200
Net income (loss) adjusted for non-cash items	$19	$2,760	$5,832	$-	$8,611
Changes in policy related and operating receivables and payables	(206)	(3,350)	2,735	-	(821)
Cash provided by (used in) operating activities	$(187)	$(590)	$8,567	$-	$7,790
Investing activities
Purchases and mortgage advances	$-	$(15,135)	$(47,023)	$-	$(62,158)
Disposals and repayments	-	14,894	37,198	-	52,092
Changes in investment broker net receivables and payables	-	(72)	(254)	-	(326)
Investment in common shares of subsidiaries	(486)	-	-	486	-
Capital contribution to unconsolidated subsidiaries	-	(26)	-	26	-
Return of capital from unconsolidated subsidiaries	-	8	-	(8)	-
Notes receivables from affiliates	(8,000)	-	(79)	8,079	-
Notes receivable from parent	-	-	(9,135)	9,135	-
Notes receivable from subsidiaries	(353)	6	-	347	-
Cash provided by (used in) investing activities	$(8,839)	$(325)	$(19,293)	$18,065	$(10,392)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$-	$(295)	$51	$-	$(244)
Issue of capital instruments, net	-	-	497	-	497
Repayment of capital instruments	-	-	(1,000)	-	(1,000)
Net redemption of investment contract liabilities	-	(36)	(96)	-	(132)
Funds repaid, net	-	(1)	(8)	-	(9)
Secured borrowings from securitization transactions	-	-	250	-	250
Changes in bank deposits, net	-	-	979	-	979
Shareholder dividends paid in cash	(548)	-	-	-	(548)
Contributions from (distributions to) non-controlling interests, net	-	(6)	22	-	16
Common shares issued, net	-	-	486	(486)	-
Preferred shares issues, net	488	-	-	-	488
Capital contributions by parent	-	-	26	(26)	-
Return of capital to parent	-	-	(8)	8	-
Notes payable to affiliates	-	79	8,000	(8,079)	-
Notes payable to parent	-	-	347	(347)	-
Notes payable to subsidiaries	9,135	-	-	(9,135)	-
Cash provided by (used in) financing activities	$9,075	$(259)	$9,546	$(18,065)	$297
Cash and short-term securities
Increase (decrease) during the period	$49	$(1,174)	$(1,180)	$-	$(2,305)
Effect of foreign exchange rate changes on cash and short-term securities	-	(98)	(178)	-	(276)
Balance, beginning of period	58	3,038	9,170	-	12,266
Balance, end of period	$107	$1,766	$7,812	$-	$9,685
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$58	$3,363	$9,378	$-	$12,799
Net payments in transit, included in other liabilities	-	(325)	(208)	-	(533)
Net cash and short-term securities, beginning of period	$58	$3,038	$9,170	$-	$12,266
End of period
Gross cash and short-term securities	$107	$2,122	$8,058	$-	$10,287
Net payments in transit, included in other liabilities	-	(356)	(246)	-	(602)
Net cash and short-term securities, end of period	$107	$1,766	$7,812	$-	$9,685
Supplemental disclosures on cash flow information:
Interest received	$-	$3,163	$3,349	$(1)	$6,511
Interest paid	$225	$162	$883	$(472)	$798
Income taxes paid	$-	$-	$343	$-	$343

Note 18 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation – Third Quarter 2013

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers
and other investors requiring financial
information may contact our Investor
Relations Department or access our
Web site at www.manulife.com
Fax: 416 926-6285
E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries please contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-682-3860
Toll Free: 1 800 783-9495
Fax: 1 877 713-9291
E-mail: inquiries@cibcmellon.com
Online: www.cibcmellon.com
CIBC Mellon offices are also located in
Montreal, Halifax, Vancouver and Calgary.

United States
Computershare Shareowner Services LLC
480 Washington Blvd.
Jersey City, NJ 07310 USA
or
P.O. Box 358015
Pittsburgh, PA 15252-8015 U.S.A.
Telephone: 1 800 249-7702
E-mail: shrrelations@bnymellon.com
Online: www.bnymellon.com/shareowner/
equityaccess

Hong Kong
Registered Holders:
Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555

Ownership Statement Holders:
The Hongkong and Shanghai
Banking Corporation Limited
Sub-Custody and Clearing,
Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8346

Philippines
The Hongkong and Shanghai
Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595;
GLOBE 632 976-7595

AUDITORS
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholders Reports
•Public Accountability Statement
•Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2013, Manulife Financial had total capital of Cdn$31.1 billion, including Cdn$26.5 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-		(4th of 21 ratings)
Moody’s	A1		(5th of 21 ratings)
Fitch Ratings	AA-		(4th of 19 ratings)
DBRS	IC-1		(1st of 6 ratings)
A.M. Best	A+		(2nd of 15 ratings)
COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at September 30, 2013, there were 1,843 million common shares outstanding.
July 1 – September 30, 2013	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 18.74	$ 18.16	$ 139.90	P 750
Low	$ 16.79	$ 15.89	$ 123.30	P 590
Close	$ 17.04	$ 16.56	$ 128.70	P 655
Average Daily Volume (000)	3,074	1,821	131	0.27

 Manulife Financial Corporation – Third Quarter 2013

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The Manulife Financial documents available electronically are:
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholder Reports
•Public Accountability Statement
•Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our website at www.manulife.com.

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 Manulife Financial Corporation – Third Quarter 2013